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03032402

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Avgold Ltd

*CURRENT ADDRESS

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4482 FISCAL YEAR 6-30-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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OICF/BY: dlw

DAT : 10/1/03

AVGOLD

AVGOLD LIMITED

Annual Report | 2003

Corporate profile

Avgold Limited (registration number 1990/007025/06) is a company incorporated in the Republic of South Africa. Its main business is the mining of gold and it is conducting exploration activities in the northern part of the Free State province in South Africa.

Forward looking statements

Certain statements included in the report constitute "forward looking statements". Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Avgold, or of the gold mining industry, to be materially different from future results, performance or achievements expressed or implied by those forward looking statements. Avgold is subject to the effect of changes in the gold price, currency fluctuations and the risks involved in mining operations.

Contents

Group structure	1
Five year review	2
Operating and financial summary	3
Chairman's letter	4
Gold and currency market	8
Managing director's report	10
Risk management	14
Regulatory matters	16
Sustainable development	18
Mineral resources and reserves	26
Corporate governance	30
Financial statements	35
Production cost reconciliation	62
Value added statement	63
Shareholders' information	64
Directors and management	66
Administration	67
Notice of annual general meeting	68
Form of proxy	Attached
To our shareholders	Inserted
Avgold preferred service	Inserted

Avgold at a glance

FOLLOWING THE SALE OF AVGOLD'S ETC DIVISION ON 15 JUNE 2003, THE COMPANY'S ASSETS NOW COMPRISE THE TARGET GOLD MINE AND A SIGNIFICANT, UNEXPLOITED RESOURCE NORTH OF TARGET.

The Mission of the Target gold mine is to optimise shareholder value by maintaining production at 100 000 tons per month at a cash cost of less than $150 per ounce in a safe and healthy environment using the most appropriate resources and technology. The Target gold mine's life of mine plan was updated during the year to 18 years, compared to the previous life of 13 years.

Exploration drilling to the north of the Target gold mine was completed during the year. This, together with additional underground exploration drilling, resulted in 5,66 million ounces being upgraded from the Inferred to the Indicated Resource category.

Group structure

Avgold Limited

- Listed on the JSE Securities Exchange South Africa
- Market capitalisation at 30 June 2003: R5,2 billion
- Shares in issue: 676 453 556 shares
- *International Depositary Receipts trade in Brussels*
- American Depositary Receipts trade in New York

Target

- A highly mechanised, low-cost, unique deep level gold mine

Northern Free State Exploration

- Exploration drilling to the north of Target

Five year review

Operating summary

Years ended 30 June		2003 Actual	2002 Actual	2001 Actual	2000 Actual	1999 Actual
AVGOLD						
Metric						
Ore milled	tonnes	**1 388 764**	488 023	309 506	999 313[2]	6 125 242[1]
Gold sold	kg	**11 899**	4 179	2 842	4 621[2]	19 810[1]
Yield	g/t	**8,57**	8,56	9,18	4,62[2]	3,26[1]
Imperial						
Ore milled	tons	**1 530 835**	537 948	341 168	1 101 543[2]	6 751 965[1]
Gold sold	oz	**382 561**	134 348	91 368	148 576[2]	636 906[1]
Yield	oz/t	**0,25**	0,25	0,27	0,13[2]	0,10[1]
Cash cost						
	R/kg	**56 503**	64 277	58 698	58 040[2]	49 586[1]
	US$/oz	**193**	198	241	286[2]	255[1]
TARGET						
Metric						
Ore milled	tonnes	**1 068 376**	172 500[3]	–	–	–
Gold sold	kg	**9 155**	1 374[3]	–	–	–
Yield	g/t	**8,57**	7,96[3]	–	–	–
Imperial						
Ore milled	tons	**1 177 671**	190 147[3]	–	–	–
Gold sold	oz	**294 339**	44 167[3]	–	–	–
Yield	oz/t	**0,25**	0,23[3]	–	–	–
Cash cost						
	R/kg	**51 327**	52 992[3]	–	–	–
	US$/oz	**175**	156[3]	–	–	–
ETC						
Metric						
Ore milled	tonnes	**320 388[4]**	315 523	309 506	233 313	376 782
Gold sold	kg	**2 744[4]**	2 805	2 842	2 277	3 194
Yield	g/t	**8,56[4]**	8,89	9,18	9,76	8,42
Imperial						
Ore milled	tons	**353 164[4]**	347 801	341 168	257 181	415 334
Gold sold	oz	**88 221[4]**	90 181	91 368	73 211	102 699
Yield	oz/t	**0,25[4]**	0,26	0,27	0,28	0,27
Cash cost						
	R/kg	**73 774[4]**	69 805	58 698	59 538	50 468
	US$/oz	**252[4]**	215	241	293	259
Rand/US dollar – average rate for the year		**9,12**	10,09	7,57	6,32	6,06
– spot rate at year-end		**7,51**	10,25	8,08	7,02	6,15

[1]Includes Hartebeestfontein and Loraine (Loraine's production ceased 30 June 1999)
[2]Includes Hartebeestfontein (Sold 16 August 1999)
[3]May and June 2002 only
[4]Period to 15 June 2003

Operating and financial summary

Operating summary

30 June		Metric 2003	Metric 2002		Imperial 2003	Imperial 2002
Ore milled	tonnes	**1 388 764**	488 023	tons	**1 530 835**	537 948
Gold sold	kg	**11 899**	4 179	oz	**382 561**	134 348
Yield	g/t	**8,57**	8,56	oz/t	**0,25**	0,25
Cash cost	R/kg	**56 503**	64 277	US$/oz	**193**	198
Non-cash cost	R/kg	**18 150**	18 375	US$/oz	**62**	57
Total operating cost	R/kg	**74 653**	82 652	US$/oz	**255**	255
Gold price realised	R/kg	**83 891**	86 794	US$/oz	**305**	306
Capital expenditure	Rand thousand	**122 905**	437 514	US$ thousand	**13 476**	43 495

Financial summary

30 June	Rand thousand 2003	Rand thousand 2002	US$ thousand 2003	US$ thousand 2002
Total revenue	**999 480**	363 802	**109 592**	36 060
Headline earnings	**25 385**	36 397	**2 783**	3 608
Headline earnings before unrealised non-hedge derivatives	**128 100**	36 397	**14 046**	3 608
Net cash generated from operating activities	**213 558**	53 844	**23 416**	5 338
Net borrowings	**(134 159)**	(565 691)	**(17 865)**	(55 189)
Total assets	**2 654 177**	3 139 949	**353 419**	306 336
Shareholders' equity	**2 270 492**	2 230 072	**302 329**	217 568
Headline earnings per share (cents)	**3,8**	5,4	**0,4**	0,5
Headline earnings per share before unrealised non-hedge derivatives (cents)	**19,0**	5,4	**2,1**	0,5

Notes:

1. Exchange rates
   The following rand/US$ exchange rates were used to prepare the financial statements

30 June	2003	2002
Average rate for the year	**9,12**	10,09
Spot rate at year-end	**7,51**	10,25

2. Comparison of results
   The 2002 results include Target mine for May and June 2002.
   The 2003 results include the ETC division up to 15 June 2003.

Gold Sold (Kg)



12 000
10 000
8 000
6 000
4 000
2 000
0
2003
2002

Cash Costs (R/kg)



70 000
60 000
50 000
40 000
30 000
20 000
10 000
0
2003
2002

Chairman's letter

This past year has been a milestone for the South African mining industry, while Avgold successfully achieved key objectives.

The beginning of the year witnessed the new Minerals and Petroleum Resources Development Act being passed in Parliament. A few months later the draft Royalty Bill was published for public debate. Within Avgold, we completed the first full year of production at the Target mine in the Free State and we advanced our strategy of becoming a low-cost gold producer by selling ETC for R255 million.

The sale of ETC enabled Avgold to reduce the debt burden we had over the last few years while we built and commissioned Target: we have a very low gearing at year end of 5,6 per cent. Being free of the previous loan arrangements meant that we could also restructure the hedge book profile. Towards the end of the year we converted the book into dollar gold commodity hedges. We continue actively to manage this book and will take advantage of opportunities as and when they arise to reduce the amount of future production that is hedged at a minimum cost to shareholders.

TARGET

Not surprisingly for a new deep level gold mine, during Target's first year of operation we experienced some 'teething' problems: using highly mechanised techniques in massive mining areas at these depths is a pioneering venture for the mining industry and we expected to encounter a steep learning curve. I am pleased that the Target team has now defined a higher confidence critical path schedule to ensure optimal operation at the mine with greater confidence. The early part of the 2003/2004 financial year is certainly showing a major improvement: so much so that I am convinced that the mine will quickly reach its intended design parameters. The superb job of resolving some of the technical challenges at this early start-up stage was done under the leadership of Jan Steenkamp, who was appointed managing director on 1 September 2002, and who is an operator with much experience and a strategic understanding of deep level South African gold mining. He has a modern management approach that has elicited a positive response from his bright, young team.

NORTHERN FREE STATE RESOURCES

We have accelerated the pre-feasibility study for the exploitation of the very large gold resources identified immediately north of our Target mine. The study will be presented to the board by the end of September 2003. While both Avgold and Anglovaal Mining Limited (Avmin), our controlling shareholder, have made public statements that a major new mine will present funding challenges in view of the current balance sheets of the two companies, innovative thinking has been built into the study indicating that a phased approach that starts with a smaller option, delivering excellent returns, may be possible at a capital cost that is more suitable to Avgold's funding capacity. We will soon communicate results of the study to all shareholders.

THE NEW AVGOLD

Looking back five years at Avgold to a time when we were still operating the Hartebeestfontein, ETC and Loraine gold mines, Avgold was milling over 6 million tonnes and selling some 19 800kg of gold at yields of 3,26g/t with a total Avgold employee complement of well over 20 000 people. This was all done at a cash cost of close to R50 000/kg, or about US$255/oz, with a gold price at the time of US$303/oz.

Over the last financial year, which included results from ETC and Target, we milled 1,4 million tonnes and sold nearly 12 000kg of gold at a yield 8,57g/t, with less than 3 000 people at a cash cost of R56 000/kg, or US$193/oz. Target produced gold at a cash cost of US$175/oz: this, I believe, is the lowest in the world for a deep level operation. The gold price received averaged US$305/oz, keeping in mind that Avgold is significantly hedged.

For this current financial year, with ETC now sold, we expect much the same profile from Target alone, but at a cash cost below R50 000/kg, a yield of over 9g/t produced by a team of approximately 1 000 people at a mine with an 18 year life. While most South African gold miners, in the current rand/dollar environment, have seen margins decline over the last few quarters, Target has been improving and is expected to perform even better over the next few quarters.

Thus our vision of creating a competitive low-cost, long-life gold mining company, which we have pursued with courageous capital spending of over R2 billion during the last seven years, has now become a reality.



Rick Menell | Chairman


Avgold Share Price (cents per share)
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Chairman's letter (continued)

In addition to high operating margins, our company can justifiably claim other competitive advantages:

- With Target's geological structures proving to be identical or better than those estimated in the early days of deep level exploration drilling, we have a **proven track record of identifying resources and exploiting reserves.** The orebody being mined at Target and still to be mined in the Target extension is truly phenomenal and its discovery and evaluation is a credit to our team of geological professionals. As a geologist, I am continually amazed at how accurate the reading of this deposit was from the results of surface drilling to depths of some 3 000 metres compared to the actual results we are finding now that we are into the orebody itself.
- We own and will have access to the **last unexploited gold area located between two of the largest gold fields in the world:** the Klerksdorp and Welkom gold fields. This is one of the most extensive undeveloped gold resources in the world.
- We are gaining **specialised knowledge and skill in mechanised operations at deep levels** and this will be of paramount importance as the small **Avgold team of skilled and highly incentivised people** start developing northwards from the current Target mine.
- As mentioned earlier, the sale of ETC not only **accelerated our low-cost strategy, but also placed us in a virtually debt free position.** This financial position will be used to our strategic advantage when it comes to planning developments on the large resource base north of Target.

CORPORATE SPECULATION

There has been much public speculation that Avgold is an acquisition opportunity for one or another gold major. These rumours gained momentum at the end of the first half of the past financial year and by January 2003 our share price was around R13.00 per share – a significant improvement from the September 2000 level of R2,43 per share when we asked you to subscribe to rights of 45 shares for every 100 held to assist in building the Target mine. By May 2003, once the share price had settled back, Harmony Gold Mining Company Limited made a major commitment by acquiring, from Anglo American plc, a 34,5 per cent stake in Avmin and followed this up later by acquiring, again from Anglo American, an 11,5 per cent interest in Avgold. This has given Harmony an effective 26 per cent interest in Avgold. I would like to thank our previous shareholder Anglo American for its valued support and guidance at board level over the many years that it held the Avgold stake and also welcome Harmony, and its new partners African Rainbow Minerals Gold Limited (ARM), into Avgold. I am sure Avgold will benefit from the involvement of the newly merged Harmony Gold.

NATIONAL INTEREST

On a broader national front, the President of South Africa signed the Minerals and Petroleum Resources Development Act on 3 October 2002. I, with all the Avgold team, together with other senior South African mining executives, have been fully supportive of the requirements set out in the Act. At Avgold, we are striving to ensure compliance on all aspects of the Act, as well as the Mining Charter, within the set time frames. In terms of the requirement of a 15 per cent equity level in five years and a 26 per cent level in ten years, while small flow-throughs will occur due to ARM's involvement in Harmony and the sale of ETC to a group with a significant Black Economic Empowerment (BEE) component, we are concentrating our efforts on significant empowerment opportunities at the Avmin level, which will be to the benefit of Avgold. At Avmin we hope to be in a position to expand on this issue more comprehensively by the end of the calendar year.

More concerning is the proposed Royalty Bill. While Avgold has fully endorsed the submission made by the Chamber of Mines of South Africa to government on the draft Bill, the key priorities for a company of our nature deserve emphasis:

- Avgold believes that a revenue based royalty for our capital intensive, cyclical industry (with no control over the commodity prices) is damaging. It affects long-term capital decisions and inhibits investment returns leading to an uncompetitive operating environment, which is exactly what we have been attempting to reverse with the capitalisation of Target. A profit-based royalty will be far preferable and is, in fact, the type of royalty that is sought in the private sector transactions.

- The quantum of royalty requires re-examination. When our effective tax rate is combined with the usual costs of doing business in South Africa, namely health costs, community support, security, training levies and in some cases subsidising black economic empowerment initiatives (ownership and procurement), adding the proposed royalty introduces yet another cost that will reduce orebody sizes and mine lives.
- The uncertainty arising from the new mining dispensation is having an effect on new projects and growth thus raising the required returns. 'Hurdle rates' or minimum returns for new investments in mining vary widely depending on the investors' perception of risk: higher risks obviously require higher returns. The returns required for South Africa have historically been similar to those of developed countries, like Australia and Canada, and our ability to compete with these countries for capital has already been negatively influenced by the proposed Bill. This will inevitably lead to reduced growth, job creation, exports, etc. Avgold's view is that the royalty should only become payable when a mine reaches tax-paying status, which would be far less discouraging to new investment.
- It should also be possible to quantify the cost of subsidising BEE initiatives and this should be deductible from royalty obligations. In this way, the royalty structure can be an incentive rather than a disincentive to BEE ambitions, which we as Avgold support fully.

In addition to all of this, the South African industry's junior mining sector is very poorly developed when compared to competing mining nations such as Australia and Canada. In the past, the dominance of larger operators had inhibited the junior sector, but now all the ingredients (skills, technology, advanced capital and banking sectors) exist for a junior mining community to flourish. Many efforts have been directed at establishing this sector recently, such as the Bakubung Initiative, but I am deeply concerned that the introduction of the new royalty will significantly hinder these efforts.

DIVIDENDS

I have been asked by many shareholders when Avgold will return to paying dividends as we did when individual mines were operating as separate companies under the Anglovaal Group banner. After meeting our obligations for debt servicing and capital replacement, we intend to distribute surplus cash in the form of a dividend. We are planning for this to occur once Avgold achieves debt-free status. The payment of future dividends remains dependent on the board's ongoing assessment of our earnings, financial condition (including cash requirements), future earnings and other external factors.

APPRECIATION

Over the last year David Murray resigned from the board on his retirement and was replaced as managing director by Jan Steenkamp. Doug Campbell resigned as finance director and was replaced by Mike Arnold. Arné Lewis joined the board as an executive director in September 2002. Both David and Doug remain Avmin directors and will continue to contribute indirectly to Avgold. As a team they made a major contribution to the progress of our company and I thank them on behalf of the board for their commitment and good work.

Also leaving the board is Gerry Robbertze who we thank for the major input he made, particularly in the design of Target, over many years. Our thanks finally to Bill Nairn, Vincent Uren and Jackie Thomas, directors nominated by Anglo American, who resigned during the year. All made many constructive contributions during the building of the company.

In conclusion, on behalf of the board, it remains for me to thank the employee and management teams at Avgold, as well as our contracting partners and other partners in the community, for again 'raising the bar' over the last year to ensure that our company becomes a premium South African gold miner.

RICK MENELL
Chairman
19 August 2003

Gold and currency market

GOLD PRICE

The gold market continued to benefit from a fundamental shift in investor sentiment in favour of the metal during the year under review. The main drivers have been the weakening US dollar and global economic uncertainty coupled with speculative interest. The weaker dollar has attracted diversification out of the dollar and into other currencies, including gold, which has been fulfilling the role as an international currency, at times tracking the performance of the Euro quite closely against the US dollar.

A number of other factors have also been supportive of higher gold prices. Producer de-hedging continued, despite the higher general price level. In addition, producers became reluctant long-term sellers, limiting hedging to the short term. Gold lease rates also continued to ease resulting in less attractive forward rates in gold, and leaving producers with little incentive to sell forward. This environment of de-hedging and reduced new hedging has removed one of the main aspects that capped prices throughout the 1990s. Economic and political uncertainty further underpinned gold prices.

The market also demonstrated reasonable physical demand underpinned at key levels as consumers become used to sustained higher gold prices.

Together these factors provided the platform for positive price performance. Gold reached a peak of approximately $381,50/oz on 4 February 2003, and levelled off to $346,15/oz in June 2003, from a low point of $314,90/oz in July 2002.

The gold price's ability to sustain the current upward trend will depend largely on the continuation of many of the above conditions. Low interest rates, limited hedging by mines, financial market instability and a continuation of dollar weakness will be key drivers of the gold price in the period ahead.

USD/ZAR EXCHANGE RATE

The rand strengthened significantly over the past year against the US dollar. From a level of R10,25 in July last year, the currency appreciated sharply to R7,51 by the end of June 2003.

South Africa's investment prospects appear appealing when looking at the favourable balance of payments, sound fiscal and monetary policy and the interest-rate differential between it and its major trading partners, which will fuel support for the rand. Adverse developments in emerging markets, a reversal to an inflationary environment and sluggish global growth will, in turn, weigh negatively on the rand. The South African Reserve Bank is currently focused on interest-rate cut decisions, based on the inflation outlook, which has improved significantly over the past year. Ultimately it is anticipated that continued interest rate cuts will have a weakening impact on the rand, but for the time being this effect is negated by the sustained low interest rates, and continued prospects for sustained lower interest rates in the US and Europe.

Gold Price (US$/oz) and (R/oz)



390.00
370.00
350.00
330.00
310.00
290.00
270.00
250.00
3600
3400
3200
3000
2800
2600
2400
2200
Jul-02
Aug-02
Sep-02
Oct-02
Nov-02
Dec-02
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Gold ($/oz)
Gold (R/oz)

Rand/US$ exchange rate



11.0
10.5
10.0
9.5
9.0
8.5
8.0
7.5
7.0
Jul-02
Aug-02
Sep-02
Oct-02
Nov-02
Dec-02
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03

Managing director's report

for the year ended 30 June 2003

OVERVIEW

The commissioning of the Target mine in May 2002 and the subsequent sale of ETC in June 2003 has fundamentally changed the profile of Avgold. The 2003 annual results are therefore not comparable to the 2002 results. The results reflect ETC's contribution to Avgold until 15 June 2003, the effective date of the sale of the ETC division to a Metorex Limited subsidiary. The rand gold hedge book was converted to dollar gold commodity hedges during June 2003.

Avgold: Target's first full set of annual operating results are reflected in this period. Avgold achieved a significantly increased revenue of R999,5 million (30 June 2002: R363,8 million). Headline earnings before unrealised non-hedge derivatives was R128,1 million (R36,4 million), which equates to 19 cents (5 cents) a share. After accounting for unrealised non-hedge derivatives, headline earnings equate to R25,4 million. Avgold recorded an operating profit of R109,9 million (R17,3 million). Total gold sold during the period was 11 899kg (4 179kg) at a yield of 8,57g/t (8,56g/t), including 697kg from the old Loraine mine's cleanup. Cash costs were R56 503/kg (R64 277/kg) or US$193/oz (US$198/oz) at an average exchange rate of R9,12 to the US$. Target's life of mine plan was updated during the year. The new life of mine is 18 years, compared to the previous life of 13 years. The revised proven and probable underground reserves included in the life of mine plan have increased from 2,52Moz to 3,86Moz.

Capital expenditure declined significantly to R122,9 million (R437,5 million).

Avgold signed a sale of business agreement with Metorex on 14 February 2003, whereby a subsidiary of Metorex acquired Avgold's ETC assets for R255 million, excluding company housing. The sale was concluded on 15 June 2003 and an exceptional book profit of R7,1 million was realised.

Target: Target is one of the most exciting deep level gold mining projects that southern Africa has seen in recent years. Target makes extensive use of information systems and mechanisation, combined with a process-driven organisational design that relies on a multi-skilled workforce. These strategies have made Target a truly world-class mine, operating within the lowest cost quartile of world gold production.

The first year of operations at Target represented a steep learning curve for all involved. Plans designed prior to the commissioning of the mine were modified due to the slow advance of the de-stress narrow reef mining.

Plan of Target showing re-slotting



MOS 1&2
MOS 6&7
MINED OUT
SLOT
PILLAR
SLOT
Current destressed area
0
50m
100m
Abutment stresses



Jan Steenkamp | Managing director

The increased stresses at the abutment area (see diagram on page 10) caused the deterioration of ground conditions in the massive stopes with resultant large rocks containing low grades collapsing into the drawpoints. The large rocks delayed extraction from the massive stopes and caused a dilution of yield as they were extracted and loaded into the normal production stream to the processing plant.

To resolve these challenges:

- the size of the massive stopes was reduced;
- the configuration of the excavation ceilings was changed;
- drawpoints were spaced further apart to improve the stability of pillars; and
- new slots outside of the abutment stresses were established.

The mining schedule was updated to incorporate these changes with a resultant short-term negative impact on gold production in the last quarter.

Target milled 1 068 376 tonnes of ore at a yield of 8,57g/t. Total gold sold amounted to 9 155kg, of which 697kg was from the old Loraine mine's cleanup. The cash cost was R51 327/kg, or US$175/oz. Capital expenditure decreased significantly to R100,5 million (R404,8 million).

Northern Free State: The surface exploration drilling programme has been completed and the results have confirmed that a series of geological fan-type structures extend from Loraine into Target and Target North. The drilling also delineated the most important geological structures. This, together with additional underground exploration drilling, resulted in 5,66Moz being upgraded from the inferred to the indicated resource category.

Pre-feasibility work is continuing at Target North to evaluate the alternatives to bring these measures to account and a report will be presented to the board by 30 September 2003.

Managing director's report (continued)

Mineral Resources
Target extension (including Sun)

		2003	2002
Indicated	(Moz)	**24,49**	18,83
Inferred	(Moz)	**35,13**	42,62
Total	(Moz)	**59,62**	61,45

ETC: Ore milled rose to 320 388 tonnes, compared to the previous year's 315 523 tonnes. The decline in yield to 8,56g/t from 8,89g/t resulted in the total amount of gold sold decreasing to 2 744kg (2 805kg). Cash costs increased to R73 774/kg (R69 805/kg), or US$252/oz (US$215/oz). Capital expenditure declined to R10,9 million (R17,5 million).

Sadly we must report a fatality that occurred during the year. Mr Aaron Frans Jozini died of injuries sustained during a fall of ground incident at ETC gold mine. The board extends its condolences to his bereaved family and friends.

HEDGING

As at 30 June 2003, Avgold's hedge book represented 72 per cent of forecast gold production to June 2006 and had a mark-to-market value of a negative R192 million. This was calculated at a gold price of US$346,15/oz and an exchange rate of US$1,00: R7,51. The hedges are un-margined and Avgold is maintaining its policy of not using derivative instruments for speculative purposes.

One of the conditions precedent of the syndicate banks in providing a R700 million loan funding facility to Avgold in January 2001 for the completion of Target was that repayment security was required in the form of rand gold hedges. The loans were repaid during June 2003 and the rand gold hedge book was restructured, to accord with company policy, into dollar gold commodity hedges by the purchase of rand/dollar forward exchange contracts ("FEC's").

At year end the FEC's had a mark-to-market value of a negative R103 million (part of the overall negative R192 million). In terms of the rigid structural rules of the Generally Accepted Accounting Statement on Financial Instruments AC133 the FEC's are not exempt from AC133 like the rest of the hedge book with the result that the R103 million had to be charged to the income statement (non-exempt derivative). This accounting does not achieve matching of income and expenditure and does not reflect the commodity-based nature of the Avgold hedge book. Earnings are significantly distorted as a result and do not present an accurate economic picture of the company's results during the reporting period. Additional information is provided in this financial report to assist in clarifying this distortion.

Subsequent changes to exchange rates will result in adjustments to the income statement thereby creating further variability in earnings.

The hedge book at 30 June 2003, after the restructuring, is as follows:

Period ending		June 2004	June 2005	June 2006
Dollar forward sales contracts				
Quantity sold	kg	9 162	9 137	4 403
	oz	294 579	293 762	141 545
	US$/oz	313	316	323

AMORTISATION

Amortisation totalled R187 million (R15 707/kg) in 2003 compared to R57 million (R13 733/kg) in 2002. The principal reason for the increase in the amortisation expense was the inclusion of the amortisation and depreciation charges of the Target mine operations for a full year.

The revised proved and probable underground reserves included in the life of mine plan have increased from 2,52Moz to 3,86Moz.

ADMINISTRATION AND GENERAL COSTS

During the year administration and general costs increased by R10,1 million to R29,3 million from R19,2 million in 2002. The increased expenditure is largely attributable to costs associated with the management of the syndicated loan during the past year.

FINANCE COSTS

Finance costs increased to R57,9 million in 2003 from R8,4 million in 2002. Finance costs represent interest paid on long-term borrowings relating to Target. Prior to May 2002, all interest attributable to Target was capitalised.

DEBT RESTRUCTURING

The loans raised from a syndicate of banks to fund the completion of Target were repaid in full on 30 June 2003. This was achieved by utilising existing cash resources, which included the proceeds from the sale of ETC. The balance of the funds were sourced by drawing down from a R200 million unsecured general term banking facility concluded with Standard Corporate and Merchant Bank.

INVESTMENT INCOME

Investment income increased to R13 million in 2003 from R2,1 million in 2002 primarily as a result of interest earned on surplus cash generated by Target.

REALISED FOREIGN EXCHANGE GAIN

The realised foreign exchange gain resulted from the repayment of Avgold's US$35 million foreign debt incurred in connection with the development of Target mine. The realised foreign exchange gain during the year doubled to R66,7 million from R30,3 million (unrealised) in 2002.

TAXATION

Taxation relates to non-mining income (investment income) and recoupment tax on the ETC sale proceeds. Taxation increased to R9 million from R5 million in 2002. Estimated unredeemed capital expenditure available for deduction from future taxable mining income amounted to R3,6 billion.

Risk management

POLICY

Avgold's risk policy is aimed at ensuring that sound and effective systems of internal control and risk management practices are developed, embedded, cost effectively implemented and consistently reviewed at all levels in order to:

- preserve and enhance our assets and earnings potential;
- create and maintain a safe working environment to protect and promote the health, safety and well-being of our people and the communities in which we operate; and
- develop positive relationships with all stakeholders so that environmental needs and concerns are appropriately addressed.

In the implementation of this policy Avgold is:

- actively pursuing measures to bring about further improvements in safety performance and consistently striving to protect the health, safety and well-being of all people affected by the company's operations;
- integrating environmental management into all Avgold's activities. This key performance area regulates that we operate in accordance with the principles and procedures of the environmental management programme as defined in the Mines and Minerals Act as a minimum standard;
- identifying, evaluating and regularly reviewing risks facing Avgold and developing and maintaining appropriate contingency plans to safeguard shareholders' investment and company assets;
- implementing and maintaining effective risk control programmes;
- retaining risk and/or self insuring to Avgold's optimal capacity, consistent with conservative financial constraints and shareholders' interests; and
- using secure insurance and re-insurance markets to finance against catastrophic incidents and losses beyond Avgold's risk retention capacity.

The risks set out below represent the major risk factors to which Avgold is exposed.

TARGET

Target is now Avgold's sole operating asset. Therefore any negative effect on the operations of Target will have a material effect on Avgold's performance.



Geology

Sedimentological studies of the reefs at Target indicated [illegible]

GOLD PRICE RISK

Under the terms of the term loan facility to develop Target mine, Avgold was required to hedge a significant portion of anticipated gold production to December 2005 in order to cover forecast debt service and cash operating costs and to sustain capital expenditures during this period. During June 2003 the rand gold hedge book was restructured in terms of the company's hedging policy into dollar gold commodity hedges. As a result, Avgold is protected against a fall in the dollar gold price below the hedge levels and participates in upside potential when the rand weakens against the dollar. If the gold price continues to trade at levels higher than the hedge price, Avgold will be prevented from participating in the higher gold price on the portion of production that is hedged.

RAND/US$ EXCHANGE RATE RISK

Avgold's revenues are sensitive to the rand/US dollar exchange rate because all of Avgold's revenues are generated using a gold price denominated in US dollars, while most of the costs are incurred in rand. Depreciation of the rand against the US dollar increases Avgold's revenue when translated into rand, thereby increasing the operating margin. Conversely, appreciation of the rand decreases revenues when translated into rand, resulting in lower operating margins. Accordingly, the effect on profitability of any change in the value of the rand against the US dollar can be substantial.

HIV/AIDS RISKS

The prevalence of HIV/AIDS among our employees poses risks to Avgold by potentially reducing productivity and increasing medical and other costs. The workforce has an infection rate of approximately 5,5 per cent, well below the Free State province average of 27,9 per cent.

ENVIRONMENTAL REGULATIONS

The Mine Health and Safety Act 1996 imposes various duties on mines and grants the authorities broad powers to, among other things, close unsafe mines and order corrective action relating to health and safety matters. Target performs better than the industry average in this regard due to its mechanised mining methods.

Regulatory matters

LEGISLATION

On 3 October 2002 the President of the Republic of South Africa signed the new Minerals and Petroleum Resources Act (the Act), which will come into effect on a date to be proclaimed by the President. The Act will change the current common law and statutory position in South Africa whereby mineral rights can be held privately. Instead, the State will assume sovereignty and custodianship of all mineral rights in South Africa, and will grant prospecting rights and mining rights to applicants, who might not be current holders. A transitional period is provided during which holders of existing mineral rights, upon meeting certain requirements, may convert existing in-use mining or prospecting rights, or in the case of unused rights, may apply for new rights.

The Act also contains a provision intended to develop a broad based socio-economic empowerment charter for effecting the entry of historically disadvantaged South Africans (HDSAs), into the mining industry. The scorecard which the State has issued pursuant to the charter requires, among other things, that mining companies achieve 15 per cent HDSA ownership of mining assets within five years and 26 per cent within 10 years. The charter also requires that mining companies detail plans for achieving employment equity at management level.

In view of meeting charter requirements Avgold has:

- encouraged empowerment at shareholder level. The Metorex subsidiary which acquired ETC from Avgold has a 26 per cent HDSA shareholding through MCI Resources (Proprietary) Limited;
- initiated an audit of Avgold and how the company meets the requirements of the charter. To this end a scorecard, which evaluates the current position of Avgold relative to the required position five years after the Act is proclaimed, has been compiled. This evaluation will highlight the areas where Avgold needs to concentrate efforts in order to meet the charter requirements.

EMPLOYMENT EQUITY

Avgold's goals for the implementation of its employment equity strategy include the elimination of all discriminatory practices, direct or indirect, and all forms of unfair gender discrimination. Avgold is also committed to removing any barriers that unfairly restrict employment and development opportunities, and to improving representation of designated groups at all levels to meet its long-term objective of reflecting the demographics of the regions in which it operates. The company is committed to making clear development and advancement opportunities available to all employees. These goals are seen as business imperatives.

The company has initiated a process for the accelerated development of employees, in compliance with the Employment Equity Act. This process is intended to address the existing equity imbalances as soon as possible.

Avgold established a transformation committee chaired by the company chairman to define targets and the strategy for meaningful transformation. The committee met regularly throughout the year to set targets for Avgold. National and industry demographics and Group profiles were assessed. Group succession plans were reviewed to identify positions pledged for Employment Equity replacements and Group targets were identified per level.

Target has set out its own strategies for the achievements of these objectives. Reporting on progress against plan is done on a six monthly basis.

In compliance with Section 22 of the Employment Equity Act, the table on page 17 summarises the progress report as submitted to the Department of Labour, setting out the occupational categories as at 30 June 2003 compared to the 2004 target.



Metallurgical plant

The metallurgical process plant was built at a cost of R[illegible] million, is operated by a staff complement of only 55 people and recovers 96,7 per cent of gold from the ore it processes.

EMPLOYMENT EQUITY

(Designated groups refers to Africans, Coloureds and Asians).

Occupational categories at Avgold	Actual 30 June 2003 Designated groups	Plan 2004 Designated groups
Legislators, senior officials and managers	16%	20%
Professionals	20%	
Technicians and associate professionals	15%	32%
Clerks	89%	
Craft and related trade workers	54%	
Plant and machine operators and assemblers	60%	60%

Sustainable development

Avgold's sustainable development mission is to convert mineral wealth into other forms of sustainable capital to the mutual benefit of shareholders, employees, local communities, and other interested and affected parties where appropriate.

Key elements of the sustainable development policy


Sustainable Development
as part of Avgold's Core Business
Effective Integration of Economic, Environmenal and Social needs
Safety
Health - Occupational
Environment
Social Investment
HIV/AIDS
Governance issues
Top leadership commitment
Legal compliance and third party verification
Ethical and transparent behaviour and practices
Constructive engagement with employees and other stakeholders

The five primary pillars of the Avgold policy on sustainable development are Safety, Health (Occupational Health), the Environment, Social and Community Investment, and HIV/AIDS. These five pillars are cemented together by cross-cutting elements relating to integration and governance.

The key premise of the sustainable development policy is the ability to convert the raw ore that Avgold mines (natural resource capital) into new forms of capital such as economic, social and human capital, all of which are essential requirements for sustainable development to succeed.

SAFETY

At Avgold, the safety of employees is of paramount importance. All employees are encouraged to strive towards a safe and healthy working environment. Relevant supervisory employees confirm that working areas and equipment are safe and that employees follow safe and efficient working procedures. Full commitment is required of all employees and innovation with regard to safety is encouraged.

Occupational injuries

The table below shows the number of occupational injuries during the year.

	Fatalities		Reportables		Lost day cases		Restricted work cases	
	ETC	Target	ETC	Target	ETC	Target	ETC	Target
1st Quarter	–	–	6	11	17	33	4	1
2nd Quarter	–	–	5	5	22	13	–	–
3rd Quarter	–	–	4	3	7	8	1	–
4th Quarter	1	–	4	4	10	11	–	–
TOTAL	1	–	19	23	56	65	5	1

Achievements

Target completed one million fatality free underground shifts on 28 November 2002 and achieved its third Department of Minerals and Energy 1 000 Fatality Free Production Shifts Award on 17 February 2003.

Fatality

An employee tragically lost his life in a fall of ground accident at ETC's Fairview mine at the end of March 2003. The board of directors extended their sincere condolences to the bereaved family and friends.

Reportable accidents

Target and ETC recorded 19 and 23 reportable accidents respectively for the period. They are classed as shown in the pie chart below.

Reportable accidents - 2003


Slip & Fall 10%
Fall of ground/rolling rock 31%
Equipment 21%
Other 38%

Sustainable development (continued)

Lost Day Injury Frequency Rate

The Lost Day Injury Frequency Rate (LDIFR) reflects the number of lost day cases per million man-hours worked. It is a measure of performance common to most international mining companies. The favourable LDIFR for Avgold, which is depicted below, reflects the commitment of Avgold's employees to occupational safety.

Lost Day Injury Frequency Rate



40
35
30
25
20
15
10
5
0
Days
1999
2000
2001
2002
2003
ETC
Target
Avgold

OCCUPATIONAL HEALTH

Medical surveillance

Medical surveillance examinations completed over the year are shown in the table below:

	ETC				Target			
	Sep 02	Dec 02	Mar 03	Jun 03	Sep 02	Dec 02	Mar 03	Jun 03
Initial	170	180	191	123	104	131	100	109
Periodical	332	274	212	278	435	479	502	487
Exit	15	19	19	48	271	238	163	214

Noise

Target conducted 1 550 audiometric screening tests since the start of the year. During this period Target sent 54 employees for additional tests. *Hearing conservation programmes are in place at Target. All employees are provided with hearing protection devices (ear plugs and earmuffs)* that comply with South African Bureau of Standards requirements. Audiometric tests are carried out on every employee each year, and when necessary, they are referred to an ear specialist for further screening.

Heat

Heat stress management is a comprehensive programme for the control of the exposure of underground employees to heat. It incorporates a short duration screening procedure and various other precautions, which allow natural acclimatisation underground. Employees who are required to work underground are subject to a heat tolerance screening test (HTS). After passing the HTS test they proceed to natural acclimatisation underground. Employees who fail the HTS test on their first attempt are not employed underground.

		ETC	Target
	Unit		
Weighted depth (tons and depth)	mbs	1 105	2 241
Average temperature of development ends	°C	29,0 – 29,6	26,0 – 28,2
Average temperature of stope faces	°C	29,0 – 29,5	27,1 – 28,5

This table shows that Target, despite its depth, maintains lower temperatures relative to the industry. This is achieved by using state of the art refrigeration systems.

Dust

Dust sampling assists the mining industry to control dust levels underground by identifying working places where dust levels are relatively high and where remedial action is required.

The average Air Quality Index (AQI) for the year was:

AQI	ETC	Target
Stoping	0,17	0,23
Development	0,26	0,33
Other	0,16	0,16

The AQI must be less than one.

THE ENVIRONMENT

The concept of sustainable development recognises that environmental considerations should not be used as "gate-keepers" of development. Mining and the environment must co-exist in complementary ways. Current practices and trends within environmentally responsible mining companies increasingly demonstrate this. Improved interaction with stakeholders in environmental decision making, environmental reporting and public disclosure, environmental rehabilitation, and monitoring and auditing are becoming the trademarks of mining globally.

Avgold's environmental trust fund serves to ensure that funds are available to rehabilitate the environment when mining operations cease. Since ETC was sold on 15 June 2003, we include the information for Target only.

Amount required for closure	R37,1 million
Amount in trust fund	R21,6 million
Shortfall covered by business plan	R15,5 million

The table below shows Target's expenditure on rehabilitation during the year.

Operating expenditure on non-closure costs	R129 000
Trust fund expenditure issues related to final closure	R7 919 000

Environmental progress at Target

During the year:

- many buildings were demolished and the land rehabilitated;
- the old Loraine gold plant and pyrite dump were rehabilitated;
- external consultants have been engaged to investigate the establishment of woodlands on and around the slimes dam and return water system to minimise seepage into the groundwater;
- the removal of alien plant species, mainly Syringa trees, was started. These trees will be replaced by indigenous species.

SOCIAL INVESTMENT

Avgold initiates, supports and actively participates in programmes that seek to improve the quality of life of communities in South Africa. To this end partnerships are sought with government and non-governmental organisations at the national and provincial level. Avgold endeavours to uphold people's rights to initiate and participate in their own development. The key strategies are aimed at concentrating available resources on a few initiatives within identified focus areas to achieve maximum positive and sustainable impact.

Education

The implementation of the Maths Centre partnership to upgrade teachers in mathematics in Allanridge is at the first stages of implementation subsequent to a meeting that was held between the service provider and Target representatives.

Poverty eradication

A meeting with Heartbeat, a non-governmental organisation that specialises in community investment projects, was held during April 2003. The organisation indicated its willingness to assist in the identification of various interventions. A follow-up meeting will be held during the first month of the new quarter, subsequent to confirmation of the amount to be invested for community investment.

HIV/AIDS

To gather information on the extent to which Avgold is exposed to business risks that stem from HIV/AIDS, the comprehensive assessment and management of the pandemic is required. To this end, Avgold's vision is to reduce the impact of HIV/AIDS on its employees and families, thereby ensuring that this business risk does not, as a consequence, affect its sustainable competitiveness on global markets.

In line with good corporate governance Avgold seeks to:

- ensure that it understands the social and economic impact that HIV/AIDS will have on business activities;
- adopt a proactive and caring approach to HIV/AIDS strategy, planning and policies to address and manage the potential impact on the business;
- regularly monitor and measure performance using established indicators; and
- report to stakeholders on a regular basis.

Primary objective

The primary objective of Avgold's HIV/AIDS programme is to prevent new infections amongst its employees.

Measurement

To measure the effectiveness of Avgold's HIV/AIDS strategies, an innovative scorecard has been developed. This scorecard has been used as an annual audit, which provides a comprehensive assessment of the impact of the programme at a point in time. Each audit will provide a gap analysis, which if closed, will ensure that the risk of HIV/AIDS to both the business and employees is effectively managed.

Management

It is Avgold's intention to appoint a person full time to embrace both Social Investment and HIV/AIDS in the new financial year. This position will assist Target to attain the minimum required standards of the HIV/AIDS scorecard by the end of the financial year.

Our HIV/AIDS policy was recently accepted by the board and adopted by the resident unions. Some energy and resources have been directed towards prevention issues, namely condom distribution and regular awareness programmes conducted during the annual induction programme. An economic impact study was also conducted in 2001 and will be revisited in 2004 taking the scaled up operational costs and high HIV/AIDS prevalence statistics amongst their contract staff into account.

Partnerships within the local communities of the greater Mathabeng area are being established, including the renovation of the building "We Care Day Care Centre" in Allanridge for HIV/AIDS orphans.



Communication

Target's flat organisational structure creates a direct communication flow between managers and employees, which facilitates the identification of broad issues of concern and allows discussion on how to resolve them.

The anonymous prevalence testing survey conducted during the fourth quarter revealed the following results at Target:

	Total employees	Total number of employees on site	Number of employees tested	Number positive	% Tested	% Positive of test group
Employees	496	412	398	22	80	5,5
Contract	1 349	936	696	174	52	25,0
Total	1 845	1 348	1 094	196	59	18,0

Mineral resources and reserves

at 30 June 2003

Gold		Category	Tonnes	Grade g/t	Gold content kg	Gold content Moz
MINERAL RESERVES						
Operating division (underground)						
Target		Proved	5 748 000	7,81	44 893	1,44
		Probable	11 697 000	6,44	75 280	2,42
Subtotal			17 445 000	6,89	120 173	3,86
Surface						
Target	Waste dumps	Probable	3 452 000	0,66	2 278	0,07
Grand total mineral reserves			**20 897 000**	**5,86**	**122 451**	**3,94**
MINERAL RESOURCES (EXCLUSIVE OF MINERAL RESERVES ABOVE)						
Operating divisions (underground)						
Target		Measured	4 126 000	4,58	18 886	0,61
		Indicated	7 602 000	6,06	46 094	1,48
		Inferred	8 719 000	6,49	56 612	1,82
Target extension (including Sun)		Indicated	95 775 000	7,95	761 584	24,49
		Inferred	177 409 000	6,16	1 092 516	35,13
Subtotal			293 631 000	6,73	1 975 692	63,52
Others						
Oribi	Exploration	Inferred	52 100 000	6,50	338 650	10,89
Total underground mineral resources			**345 731 000**	**6,69**	**2 314 342**	**74,41**
Surface						
Target	Waste dumps	Indicated	8 526 000	0,57	4 884	0,16
Grand total mineral resources			**354 257 000**	**6,55**	**2 319 226**	**74,57**

1 Mineral resources are calculated exclusive of mineral reserves.

2 All tonnages reflected are metric tonnes.



The following parameters were used in the assessment of mineral resources and mineral reserves:

PARAMETERS	MEASURE	TARGET
Gold price	US$/oz	306
Exchange rate	Rand per US$	10,77
Pay limit	g/t	4.00-7,00[1]
Block factor	%	n/a
Dilution	%	7,32
Mine recovery factor[2]	%	94,0
Plant recovery factor	%	96,7

[1]Pay limit varies within the range given dependent on the mining method and orebody geometry

[2]Mine recovery factor is the ratio of gold estimated in situ and gold reporting to the plant

In-situ mineral resources were estimated at the following cut-off grades:	
Measured and Indicated Mineral Resources	0.0-2,0g/t[3]
Inferrred Mineral Resources	2.0-3,0g/t[4]

[3]Subject to mining method and reefs/partings structural relationship

[4]2,0g/t within Target mine and 3,0 for Target extensions

Avgold's method in reporting of mineral resources and mineral reserves conforms to the South African Code for Reporting Mineral Resources and Mineral Reserves (SAMREC Code) and the Australian Institute of Mining and Metallurgy Joint Ore Reserves Committee Code (JORC Code).

The convention adopted in this report is that mineral resources are reported exclusive of that portion of the total mineral resource converted to a mineral reserve. Underground resources are in situ tonnages at minimum mining width and surface (dumps) resources are estimated as in-situ tonnages.

Underground mineral reserves reflect milled tonnages while surface (dumps) mineral reserves are in-situ tonnages without dilution. Both are quoted at the grade reporting to the mill.

The reserves in 2003 increased by 16 per cent to 3,94Moz (3,39Moz in 2002) while the resources decreased by 6 per cent to 74,57Moz (79,72Moz in 2002). The main reasons for these variations are the selling of ETC sduring the year and the inclusion of results of the drilling programmes. These programmes have been undertaken on the Paradise portion of the Target mine and between the Dam Fault and the Blast Fault

Mineral resources and reserves (continued)

and have added further Elsburg Reefs, Big Pebble Reefs and Dreyerskuil Reefs to the probable mineral reserves and indicated mineral resource base.

Differences in reserves when compared with last year can further be attributed to:

- Production during the past year;
- The different exchange rate used in the estimation, R10,77 = US$1 (R10,50 = US$1);
- Variation in pay limits;
- An intentional approach of applying broad mining and stope designs as well as economic evaluation to resources to be mined in later years;
- The increase in the mine recovery factor from 92 per cent to 94 per cent from last year;
- The increase in the dilution factor to 7,32 per cent from 7 per cent last year;
- A more detailed knowledge of the Target reserves and resources through intensive and ongoing diamond drilling.

Differences in resources can further be attributed to:

- Current production and the conversion of resources to reserves to replace depleted reserves;
- Remodelling of blocks and geological reinterpretation;
- Updating of kriging parameters;
- Routine sampling;
- The transfer of lower confidence resources into higher confidence resources as a result of additional information becoming available from surface and underground drilling.

In the Target mine ordinary kriging is utilised with a block size generally of 20m*10m. In the Target extension areas the Sichel-t estimator is applied. Latterly on the peripheries of the deposit simple kriging has been utilised to aid the smoother delineation of resource categories with geostatistical parameters.

The competent person with overall responsibility for the compilation of the mineral reserves and resources is Dr F A Camisani-Calzolari, (Pr.Sc.Nat). He is a private consultant employed on contract by Anglovaal Mining Limited.

The following competent persons were involved in the calculation of mineral resources and reserves. All are Avgold employees unless otherwise specified:

Resources	Reserves
Dr W D Northrop, Pr.Sci.Nat	N Schwab, Pr.Eng
A du P Ferreira, Pr.Sci.Nat	D Heyl, BSc (Min. Eng)+
L Carter, Pr. Eng*	L Monama, BSc (Min. Eng)
R Tucker, Pr.Sci.Nat	N Muller, BSc (Min. Eng) +
V Duke, Pr.Eng	
P van der Merwe, Pr.Sci.Nat	

* Private consultant
+ Not a member of ECSA or other relevant statutory body

All the competent persons are registered with SACNASP, ECSA or PLATO, unless otherwise specified, and have in excess of five years experience relevant to the style of mineralisation and type of deposits under consideration.

Snowden Mining Industry Consultants and Steffen, Roberts and Kirsten regularly audit Avgold resources and reserves.

Maps, plans and reports supporting resources and reserves are available for inspection at Avgold's registered office and at Target mine.

DEFINITIONS

The definitions of Resources and Reserves, quoted from the SAMREC CODE, are as follows:

A *'Mineral Resource'* is a concentration [or occurrence] of material of economic interest in or on the earth's crust in such form, quality or quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological



characteristics of a Mineral Resource are known, estimated from specific geological evidence and knowledge, or interpreted from a well constrained and portrayed geological model. Mineral Resources are subdivided, in order of increasing confidence in respect of geoscientific evidence, into Inferred, Indicated and Measured categories.

An *'Inferred Mineral Resource'* is that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that may be limited or of uncertain quality and reliability.

An *'Indicated Mineral Resource'* is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

A *'Measured Mineral Resource'* is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity.

A *'Mineral Reserve'* is the economically mineable material derived from a Measured and/or Indicated Mineral Resource. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified. Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proved Mineral Reserves.

A *'Probable Mineral Reserve'* is the economically mineable material derived from a Measured and/or Indicated Mineral Resource. It is estimated with a lower level of confidence than a Proved Mineral Resource. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

A *'Proved Mineral Reserve'* is the economically mineable material derived from a Measured Mineral Resource. It is estimated with a high level of confidence. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

Dr F A Camisani-Calzolari
Competent Person
July 2003

Corporate governance

INTRODUCTION

The board of directors recognises the need for effective systems of corporate governance and continues to focus on the establishment and implementation of generally accepted corporate governance systems and structures.

CODE OF CORPORATE PRACTICES AND CONDUCT

Avgold's board fully endorses the recommendations of the King II Report on corporate governance and, for the period under review, believes that, in all material respects, the company complied with the Code of Corporate Practice and Conduct set out in the King II Report. Although many of the recommendations have already been implemented, the board is continually seeking to address specific areas as recommended in the King II Report. The composition of the board is being reviewed and future appointments to the board will include independent non-executive directors. The board is committed to the principles of openness, independence, integrity, social responsibility, accountability and to providing timeous, relevant and meaningful reporting to all stakeholders. This reporting and the nature of the information provided is in a format that is deemed to be most relevant to the respective stakeholders.

BOARD OF DIRECTORS

R P Menell (Chairman), J C Steenkamp (Managing director), D N Campbell, A N Lewis, J J Geldenhuys, G S Potgieter, D N Murray, W A Nairn (alternate W J Abel), G J Robbertze, V P Uren (alternate I Botha)

Avgold has a unitary board structure of ten directors at 30 June 2003, comprising four executive directors and six non-executive directors (two of whom have alternates). The board is chaired by a non-executive director.

The directors have a wide range of skills and experience, which are brought to bear for the benefit of the company. The non-executive directors exercise their judgement independently and are actively involved in board deliberations and decisions. The directors are committed to the principles of corporate discipline, transparency, independence, accountability, responsibility, fairness and social responsibility.

The board has established a number of committees and, through its various board committees, it retains full and effective control over the company. Non-executive directors play an active role in the various committees.

The board meets at least quarterly. Additional meetings are arranged as and when necessary. During the year to 30 June 2003, the board met on six occasions.

All directors are subject to retirement by rotation and re-election by shareholders at least once every three years in accordance with the company's articles of association. In addition, all directors are subject to election by shareholders at the first annual general meeting following their appointment. The appointment of new directors is approved by the board as a whole. The names of the directors submitted for election/re-election are accompanied by sufficient biographical details in the notice of the annual general meeting to enable shareholders to make an informed decision in respect of their election/re-election.

Executive directors do not have service contracts with the company. Mrs J Thomas resigned as a director on 17 February 2003 and Mr V P Uren was appointed in her stead. Messrs D N Campbell, D N Murray and G J Robbertze resigned as directors on 1 July 2003, Mr M Arnold was appointed as financial director to replace Mr D N Campbell on the same date. Messrs W A Nairn and V P Uren resigned as directors on 21 July 2003.

Details of the directors presently constituting the board appear on page 66 of this report.

AUDIT COMMITTEE

J J Geldenhuys (Chairman), R P Menell, D N Murray, V P Uren

The committee comprises four non-executive directors and during the year to 30 June 2003, the committee met on three occasions. The meetings are attended by the financial director, head of internal audit and the external audit partner, all of whom have unrestricted access to the chairman.

The committee has a formal charter that has been approved by the board. In providing assurance to the board on financial matters and reporting, the committee considers, *inter alia,* whether financial statements and accounting policies meet acceptable accounting standards, issues arising from the external audits, the scope and results of internal audits and the existence and quality of internal controls. An audit plan is agreed annually based upon the relative degree of risk inherent in each function. All important findings arising from audit procedures are brought to the attention of the committee and, if necessary, to the board.

Appointments to the Audit Committee are made by the board. Mrs J Thomas was appointed a member on 23 July 2002 and following her resignation from the board, Mr V P Uren was appointed in her stead on 23 April 2003. Messrs D N Murray and V P Uren resigned from the board and as members of the committee on 1 July 2003 and 21 July 2003 respectively.

REMUNERATION COMMITTEE

R P Menell (Chairman), J J Geldenhuys, D N Murray

The Remuneration Committee consists of three non-executive directors, one of whom serves as chairman and during the year to 30 June 2003, the committee met on three occasions. The committee is responsible for making recommendations to the board for ensuring that the company's executives and managers are appropriately rewarded for their contributions to the company's performance. The committee is also responsible for considering remuneration levels and conditions of service throughout the company in order to ensure that they are fair and accord with the company's remuneration philosophy and to recommend to the board the level of fees to be paid to directors who serve on the board and board committees. Mr D N Murray resigned as a member on 1 July 2003.

The directors currently receive board fees at the rate of R55 000 per annum for the chairman and R40 000 per annum for each of the other directors. Directors who serve as members on the Audit and Remuneration committees receive fees at the rate of R18 000 per annum for the chairman and R12 000 per annum for each of the other members, and R9 000 per annum for the chairman and R6 000 per annum for each of the other members, respectively during the year ended 30 June 2003. Individual disclosure of the emoluments of executive and non-executive directors of the company are reflected on pages 40 and 41 of this report.

NOMINATIONS COMMITTEE

R P Menell, J J Geldenhuys, W A Nairn, J C Steenkamp

The Nominations Committee was established at the board meeting held on 24 June 2003 and a majority of the members are non-executive directors. The role of the Nominations Committee is to make recommendations to the board on the appointment of new executive, non-executive and independent non-executive directors, including making recommendations as to the composition of the board, and endeavour to ensure that the profile of the board is reflective of the society in which the company operates. Mr W A Nairn resigned as a member on 21 July 2003.

EXECUTIVE COMMITTEE

The Executive Committee consists of executive directors and mine management. This committee is responsible for recommending strategies and policies to the board and, when approved, for their subsequent implementation and monitoring. It deals with all executive business of the company, maintains effective management of the operations on a day-to-day basis, co-ordinates and monitors the use of resources to achieve the company's objectives. During the year to 30 June 2003, the committee met on five occasions. Members of the committee contribute a diverse range of professional skills across the broad spectrum of the company's activities.

HEDGE COMMITTEE

The committee, chaired by the financial director, meets every fortnight (and more often as necessary) with Andisa Treasury Solutions (Andisa) to review market conditions and existing and future hedging strategies. Where necessary, Andisa implements decisions taken. Andisa does not perform an executive or decision-making role. Advice is also sought from other outside advisers on a continuous basis. During the year to 30 June 2003 the committee met twenty seven times.

The Hedge Committee operates within clearly defined parameters set by the board.

RISK COMMITTEE

The company's risk initiatives are addressed within the Anglovaal Mining Limited (Avmin) Group Risk Committee which assists the Avgold board of directors in the discharge of its duties in relation to risk matters, providing assurance that:

- the broader strategic and significant business risks facing the company are identified together with assurance regarding their attendant controls,
- the total process of risk management is effectively designed, implemented and monitored,
- the process is integrated into the day to day activities of the companies, and
- ongoing consultation takes place between the Risk Committee and the Avgold Audit Committee.

KPMG Management Assurance Services attend the management committee meetings and provide assistance to assure that these risk initiatives are appropriately focused.

The committee has engaged the services of independent risk engineering consultants who continue to grade each operation against international risk standards for fire, security, engineering, commercial, crime, contingency planning and mining, and to monitor whether these practices meet the set criteria. The committee is also responsible for ensuring that appropriate financial and insurance mechanisms comprehensively protect the Group against catastrophe risk.

DIRECTORS' MEETINGS

Details of directors' attendance at the various board and committee meetings held during the year ended 30 June 2003:

	Board of directors	Audit Committee	Remuneration Committee	Executive Committee
Number of meetings scheduled	**6**	**4**	**2**	**4**
Number of meetings held	**6**	**3**	**3**	**5**
R P Menell (Chairman)	6	3	3	
J C Steenkamp (Managing director)	6			1
D N Campbell	6			3
J J Geldenhuys	6	3	3	
A N Lewis (appointed 1 September 2002)	4			3
D N Murray	6	3	3	
W A Nairn (alternate W J Abel)	5			
G S Potgieter	6			5
G J Robbertze	5			
J Thomas (Mrs) (resigned 17 February 2003)	3			
V P Uren (alternate I Botha) (appointed 17 February 2003)	2	1		

COMPANY SECRETARY

The company secretary, appointed by the board, is required to provide the directors of the company, collectively and individually, with guidance as to their duties, responsibilities and powers. The company secretary is also required to ensure that directors are aware of all laws, legislation, regulations and corporate governance issues relevant to, or affecting the company and reporting at any meetings of the shareholders of the company or of the company's directors. All directors have access to the advice and services of the company secretary and are also entitled to obtain independent professional advice at the company's expense, should they deem it necessary.

The secretary is also required to ensure that minutes of all shareholders' meetings, directors' meetings and the meetings of the various committees of the board of directors are properly recorded in accordance with section 242 of the Companies Act. These minutes are circulated to members of the board and the board sub-committees.

INTERNAL AUDIT

The company utilises the services of Avmin's internal audit department. This is an independent appraisal function established to assist the board and members of management in the effective discharge of their responsibilities through an independent examination and evaluation of the company's activities, business risks and systems of internal control. The internal audit function exists with the full support and co-operation of the board and management. Any material or significant control weaknesses identified by the internal audit function are brought to the attention of management and the Audit Committee for consideration and the necessary remedial action is taken.

INTERNAL CONTROL

The directors are of the opinion, based on the information and explanations given by management, the internal auditors and comment by the external auditors on the results of their audits, that the internal accounting controls are adequate, so that the financial records may be relied upon for the preparation of the financial statements and maintaining accountability for assets and liabilities.

The directors believe that, in all material respects, assets are protected and used as intended with appropriate authorisation. Nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of the controls, procedures and systems has occurred during the year under review.

SUSTAINABLE DEVELOPMENT

The Executive Committee is responsible for establishing sound policies, practices and guidelines for safety, health and environmental management at the company's operations.

A separate report is reflected on pages 18 to 25.

COMMUNICATION

Avgold is committed to open communication with all its stakeholders. It is recognised that open and effective communication within the organisation is essential if management and employees are to have the information they need to understand what is required of them. Communication processes have been designed to assist this process.

INSIDER TRADING AND CLOSED PERIODS

Directors are required to obtain approval from the chairman of the company prior to dealing in shares or share options. Directors and officers notify the company secretary of all dealings in shares of the company whether traded directly or indirectly by them and a report thereon is tabled at each board meeting. Directors are reminded of their obligations at each board meeting. In addition, no director or officer may trade in Avgold's shares during the "closed period" which period has been determined by the board and includes the period between the end of the cost month of each quarterly reporting period and financial year end and the publication of the results for such periods. Where appropriate, dealing is also restricted during sensitive periods when major transactions are being negotiated and a public announcement is imminent.

CODE OF ETHICS

The company's business practices and conduct are guided by core values and ethical considerations and compliance with legislation. It requires all directors and employees to act with the utmost good faith, integrity and in the best interests of the company in all transactions and with all stakeholders with whom they interact.



Monorail

Contents

Directors' approval	36
Report of the independent auditors	37
Certificate by secretary	37
Directors' report	38
Income statement	46
Balance sheet	47
Cash flow statement	48
Statement of shareholders'equity	49
Accounting policies	50
Notes to the financial statements	53

Directors' approval

DIRECTORS' RESPONSIBILITY

The directors of the company are responsible for preparing the annual financial statements for submission to shareholders. The directors are responsible for ensuring that the financial statements fairly present the results of the company.

The auditors are responsible for independently reviewing and reporting on these annual financial statements.

The annual financial statements for the year ended 30 June 2003, approved by the board on 19 August 2003, comprise the following:

Directors' report
Income statement
Balance sheet
Cash flow statement
Statement of shareholders' equity
Accounting policies
Notes to the financial statements.

On behalf of the board

R P MENELL
Chairman

J C STEENKAMP
Managing director

Johannesburg
19 August 2003

Report of the independent auditors

To the members of Avgold Limited

We have audited the annual financial statements of Avgold Limited set out on pages 38 to 61 for the year ended 30 June 2003. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

SCOPE

We have conducted our audit in accordance with Statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

AUDIT OPINION

In our opinion the financial statements fairly present, in all material respects, the financial position of the company at 30 June 2003 and the results of its operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice and in the manner required by the Companies Act in South Africa.

KPMG Inc.

KPMG Inc
Chartered Accountants (SA)

Johannesburg
19 August 2003

Certificate by secretary

I certify that the requirements as stated in section 268G(d) of the Companies Act, as amended, have been met and that all returns, as required of a public company have, in respect of the year under review, been lodged with the Registrar of Companies and that all such returns are true, correct and up to date.

S E SATHER
Company secretary

Johannesburg
19 August 2003

BUSINESS OF THE COMPANY

The business of the company is to explore for, develop and operate gold mines. The company is currently conducting gold mining operations at its Target mine situated in the Free State province. ETC, situated in Mpumalanga province, was sold in June 2003. The company's shares are listed on the JSE Securities Exchange South Africa. The company's controlling shareholder is Anglovaal Mining Limited.

REVIEW OF OPERATIONS

The review of the company's business and operations for the year ended 30 June 2003 is contained in the discussion reflected on pages 10 to 13.

The company has unlimited borrowing powers in terms of its articles of association and the borrowing at 30 June 2003 on its R200 million general term banking facility amounted to R135 million of short-term debt.

SHARE CAPITAL

The company's authorised share capital was unchanged during the year. The following changes to the company's issued share capital took place during the year under review:

- A total of 3 510 154 ordinary shares were issued as a result of participants exercising their options in terms of the company's share option scheme.

Full details of the authorised, issued and unissued share capital and the share premium are shown on page 49 of this report.

SUBSIDIARIES NOT CONSOLIDATED

The balance sheets and income statements of foreign subsidiaries and branches, all of which were involved in exploration (now ceased), are not material and are not consolidated in these financial statements.

PROPERTY, PLANT AND EQUIPMENT

At 30 June 2003 the company's property, plant and equipment reflected a net balance of R2 544 million, comprising:

	R million
Target	2 221
Northern Free State	311
Other	12

The directors have reviewed the long-term recoverability of the carrying value of the property, plant and equipment with reference to the existing hedge book and a year end spot rand gold price of R83 579/kg and management's best estimate of future mine plans. No write-downs are considered necessary.

DIRECTORS' RESPONSIBILITIES RELATING TO ANNUAL FINANCIAL STATEMENTS

The directors are required by the Companies Act to prepare annual financial statements, which fairly present the state of affairs of the company as at the end of the financial year and the results for the period, in conformity with South African Statements of Generally Accepted Accounting Practice. The annual financial statements incorporate responsible disclosure and are based on appropriate accounting policies, which have been consistently applied and which are supported by reasonable and prudent judgements and estimates. The directors are consequently responsible for the integrity of the financial statements and related information included in this document. The external auditors are responsible for independently auditing and reporting on the fair presentation of the financial statements.

In order for the board of directors to discharge its responsibilities, management continues to maintain and improve systems of internal control. The board has ultimate responsibility for the systems of internal control.

The systems of internal control include internal financial controls designed to be cost effective and to provide reasonable, but not absolute, assurance that assets are safeguarded and transactions are executed and recorded in accordance with generally accepted business practices and the company's policies and procedures. The controls include the proper delegation of responsibilities within a clearly defined framework, adequate segregation of duties, effective accounting procedures and comprehensive financial reporting and analysis against approved budgets.

The effectiveness of the systems of internal financial control is considered by the company's Audit Committee, primarily through comprehensive reviews and testing by internal audit and the external auditors' reviews and testing of the control systems during the course of their statutory audit.

GOING CONCERN

The directors, having reviewed the business plan for the period July 2003 to June 2006 and based on recent operational results, are satisfied that the financial statements are prepared on the going-concern basis.

DIRECTORATE

The names of the current directors are reflected on page 66.

In terms of the company's articles of association, Messrs G S Potgieter and R P Menell retire at the forthcoming annual general meeting and, being eligible, offer themselves for re-election. None of the directors seeking re-election have service contracts with the company.

The following are details of changes in the composition of the board of directors from the beginning of the accounting period to the date of this report:

Appointments
V P Uren (17 February 2003)
M Arnold (1 July 2003)

Resignations
J Thomas (Mrs) (17 February 2003)
D N Campbell (1 July 2003)
D N Murray (1 July 2003)
G J Robbertze (1 July 2003)
W A Nairn (21 July 2003)
V P Uren (21 July 2003)

In terms of the articles of association, newly appointed directors are required to be elected at the next annual general meeting. Mr M Arnold, being eligible, offers himself for election.

A short biography of each of the directors seeking election/re-election is set out in the notice of the annual general meeting.

Directors' interests
The interests of the directors in the ordinary share capital of the company at 30 June 2003 were as follows:

	30 June 2003		30 June 2002	
	Beneficial	**Non-beneficial**	Beneficial	Non-beneficial
Executive directors				
J C Steenkamp (Managing director)	–	145	–	145
D N Campbell	–	145	–	145
G S Potgieter	–	145	–	145
A N Lewis	–	145	–	–
	–	580	–	435

	30 June 2003		30 June 2002	
	Beneficial	Non-beneficial	Beneficial	Non-beneficial
Non-executive directors				
R P Menell (Chairman)	8 700	145	8 700	145
J J Geldenhuys	4 350	–	4 350	145
D N Murray	–	145	–	145
G J Robbertze	11 121	–	11 121	–
	24 171	290	24 171	435
Total	24 171	870	24 171	870

A register detailing directors' and officers' interests in contracts is available for inspection at the company's registered office.

Directors' emoluments

The emoluments paid to each director during the year were as follows (excluding emoluments earned for employment by the controlling shareholder):

All figures in rand thousand	Board and committee fees*	Salaries	Bonuses and performance related payments	Pension scheme contributions	Total 2003
Executive directors					
J C Steenkamp (Managing director)	40	547	284	58	929
D N Campbell	40	319	79	30	468
G S Potgieter	40	1 486	394	175	2 095
A N Lewis (appointed 1 September 2002)	33	517	83	55	688
D N Murray†	–	70	1 927	7	2 004
	153	2 939	2 767	325	6 184
Non-executive directors					
R P Menell (Chairman)	76	–	–	–	76
J J Geldenhuys	64	–	–	–	64
D N Murray†	58	–	–	–	58
W A Nairn	40	–	–	–	40
G J Robbertze	40	–	–	–	40
J Thomas (Mrs) (resigned 17 February 2003)	32	–	–	–	32
V P Uren (appointed 17 February 2003)	17	–	–	–	17
	327	–	–	–	327

*With the exception of Mr J J Geldenhuys who received fees in his personal capacity, all the other directors act in a representative capacity and their board and committee fees were paid directly to the two major shareholders whom they represent.

†Mr D N Murray was appointed as a non-executive director on 1 September 2002 and the emoluments paid to him, other than board and committee fees, was in respect of his term of office as an executive director of Avgold including performance related bonuses for the 2002 financial year.

Aggregate emoluments of directors who served during the year	2003	2002
Board and committee fees	480	451
Salaries	2 939	2 469
Bonuses and performance related payments	2 767	2 301
Pension scheme contributions	325	241
Total	6 511	5 462

The directors have at the board meeting held on 22 July 2003, and subject to the passing of an ordinary resolution by the shareholders at the forthcoming annual general meeting, recommended the increase in board fees, payable quarterly in arrears, with effect from 1 July 2003, as follows:

Board fees	From	To
– Chairman	R55 000 per annum	R90 000 per annum
– Director	R40 000 per annum	R70 000 per annum

In addition thereto, the directors have passed resolutions at the same board meeting, increasing the fees payable to directors who act as members of the various board sub-committees, quarterly in arrears, with effect from 1 July 2003, as follows:

Audit Committee	From	To
– Chairman	R18 000 per annum	R25 000 per annum
– Member	R12 000 per annum	R16 000 per annum

Remuneration Committee	From	To
– Chairman	R9 000 per annum	R10 000 per annum
– Member	R6 000 per annum	R7 000 per annum

Nominations Committee (established 24 June 2003)	
– Chairman	R4 000 per attendance
– Member	R4 000 per attendance

The board and committee fees have been increased in line with increased responsibilities arising from recent JSE and regulatory changes and are in line with current market practice.

Directors' options

Options to subscribe for ordinary shares in the company granted to, and exercised by, executive directors during the year to 30 June 2003 are included in the table below. Non-executive directors do not hold any share options.

	Executive directors		
	D N Campbell	G S Potgieter	Total
Granted as at 1 July 2002			
Number	628 893	311 517	940 410
Average exercise price per share – R	2,85	2,92	2,87
Granted during the year			
Number	–	–	–
Average exercise price per share – R	–	–	–
Exercised during the year			
Number	71 250	113 117	184 367
Average exercise price per share – R	2,43	3,18	2,89
Average market price per share at date of exercise – R	9,02	8,83	8,90
Pre-tax gain at date of exercise – R value	469 735	638 654	1 108 389
– R per share	6,59	5,65	6,01
Forfeited during year			
Number	–	–	–
Held as at 30 June 2003			
Number	557 643	198 400	756 043
Average exercise price per share – R	2,90	2,77	2,87
Latest expiry date	27 Aug 2007	27 Aug 2007	–

SHARE INCENTIVE SCHEME

The company currently has an employee share incentive scheme, namely The Avgold Share Incentive Scheme ("the Scheme").

In terms of the provisions of the Scheme, certain full-time employees, including directors holding full-time salaried employment or office, may be offered share options. The maximum number of ordinary shares available in the Scheme is 5 per cent of the company's issued ordinary share capital. In terms of the rules of the Scheme, the aggregate number of shares that may be acquired by participants, as scheme shares or through the issue of options and the maximum number of scheme shares and/or options that any one participant may hold, shall not exceed 5 per cent and 0,25 per cent respectively of the company's issued ordinary share capital from time to time. Options not exercised within eight years expire automatically.

As at 30 June 2003, total options granted to option holders were equivalent to 1,04 per cent of the total issued share capital of the company.

The following are summaries of particulars required in terms of the Scheme and JSE Securities Exchange South Africa regulations:

	Ordinary shares in issue	Number of options	Strike price per share
At 30 June 2002	672 943 402	9 624 425	
Movements during the year:			
Options			
– granted		1 484 829	Varying between
– exercised	3 510 154	(3 510 154)	R2,00 and R11,80
– forfeited		(582 942)	
At 30 June 2003	676 453 556	7 016 158	
Movements subsequent to year end:			
Options			
– granted		–	
– exercised	856 870	(856 870)	
At 19 August 2003	677 310 426	6 159 288	
	19 August 2003	30 June 2003	30 June 2002
Number of shares available for purposes of the Scheme	27 706 233	26 806 520	24 022 745

Options were exercised by executive directors and are reflected under the heading 'directors' options'.

Details regarding the options outstanding at 30 June 2003 are as follows:

	Number of options	Weighted average strike price R
Expiry date		
Year to 30 June 2005	14 121	10,63
Year to 30 June 2006	365 216	2,64
Year to 30 June 2007	640 348	2,97
Year to 30 June 2008	1 337 102	2,93
Year to 30 June 2009	1 685 793	4,73
Year to 30 June 2010	1 507 003	4,60
Year to 30 June 2011	1 466 575	7,62
	7 016 158	

SECRETARY

The company secretary's business and postal addresses are reflected on page 67.

DIVIDENDS

Owing to the debt service obligations, no dividends were declared during the year ended 30 June 2003 (2002: nil).

TRANSLATION INTO UNITED STATES DOLLARS

To assist international investors a translation of convenience into United States dollars is provided for in the income statement, balance sheet and cash flow statement. This supplementary information does not form part of the statutory financial statements. These translations are based on average rates of exchange for income statement and cash flow statement items and on those ruling at year end for the balance sheet items.

DISPOSAL OF ETC MINE AND WHOLLY-OWNED SUBSIDIARIES

In terms of a Sale of Business agreement, the company sold its ETC mine and two wholly-owned dormant subsidiaries, namely Eastern Transvaal Mines Limited and Fairview Mines Limited, to a subsidiary of Metorex Limited for R255 million (excluding company housing valued at R12 million), in cash. The sale was concluded on 15 June 2003.

SPECIAL RESOLUTION

During the period 1 July 2002 to 30 June 2003, the following special resolution was passed:

- Adoption of new articles of association in substitution of the existing articles of association.

MAJOR SHAREHOLDING

On 14 April 2003, Anglovaal Mining Limited (Avmin) placed part of its holding in the company, namely 90 000 000 (ninety million) ordinary shares, in a private offering offshore. The offshore placement reduced Avmin's shareholding in the company to 42,3 per cent (2002: 55,7 per cent).

EVENTS AFTER YEAR END

The company's other major shareholder, Anglo American plc, announced on 16 July 2003 that it had, subject to certain conditions, exchanged its 11,5 per cent holding in the company for rights to shares in Harmony Gold Mining Company Limited. Harmony Gold Mining Company Limited is now the second largest beneficial shareholder in the company.



Target decline shaft

The ore body is accessed from a 5 600 metre long decline at a gradient of 9,5°. The decline serves as the main intake airway, and accommodates all the engineering services, such as service water, drinking water, backfilll and electricity, as well as providing access for trackless equipment

Income statement

for the year ended 30 June 2003

	Notes	Rand thousand 2003	2002	US$ thousand 2003	2002
Revenue	1 and 2	**999 480**	363 802	**109 592**	36 060
Costs and expenses		**889 560**	346 468	**97 539**	34 342
– operating		**673 344**	265 137	**73 832**	26 280
– amortisation and depreciation		**186 900**	57 389	**20 493**	5 689
– retrenchments		**–**	4 747	**–**	470
– general and administration		**29 316**	19 195	**3 214**	1 903
Operating profit	3	**109 920**	17 334	**12 053**	1 718
Investment income	4	**12 987**	2 147	**1 424**	213
Finance cost	5	**57 946**	8 419	**6 354**	835
Foreign exchange gain	6	**66 745**	30 335	**7 319**	3 007
Unrealised non-hedge derivatives	7	**(102 715)**	–	**(11 263)**	–
Income before exceptional item		**28 991**	41 397	**3 179**	4 103
Exceptional item	8	**7 085**	–	**777**	–
Income before taxation		**36 076**	41 397	**3 956**	4 103
Taxation	9	**9 207**	5 000	**1 010**	495
Net earnings for the year		**26 869**	36 397	**2 946**	3 608
Additional information					
Net earnings for the year excluding unrealised non-hedge derivatives		**129 584**	36 397	**14 209**	3 608
Headline earnings		**25 385**	36 397	**2 783**	3 608
Headline earnings before unrealised non-hedge derivatives		**128 100**	36 397	**14 046**	3 608
Earnings per share (cents)	10	**4,0**	5,4	**0,4**	0,5
Headline earnings per share (cents)		**3,8**	5,4	**0,4**	0,5
Headline earnings per share before unrealised non-hedged derivatives (cents)		**19,0**	5,4	**2,1**	0,5
Weighted number of shares in issue (million)		**674,0**	670,2	**674,0**	670,2
Reconciliation of earnings and headline earnings					
Earnings per income statement		**26 869**	36 397	**2 946**	3 608
Exceptional item: Profit on sale of ETC		**(7 085)**	–	**(777)**	–
Recoupments tax on sale of ETC		**5 601**	–	**614**	–
Headline earnings		**25 385**	36 397	**2 783**	3 608

Balance sheet

at 30 June 2003

	Notes	Rand thousand 2003	Rand thousand 2002	US$ thousand 2003	US$ thousand 2002
ASSETS					
Non-current assets		**2 569 795**	2 931 207	**342 183**	285 971
Property, plant and equipment	11	**2 543 841**	2 883 336	**338 727**	281 301
Investments	12	**25 954**	47 871	**3 456**	4 670
Current assets		**84 382**	208 742	**11 236**	20 365
Inventories	13	**46 407**	44 761	**6 180**	4 367
Trade and other receivables		**37 214**	55 171	**4 955**	5 382
Deposits and cash		**761**	108 810	**101**	10 616
Total assets		**2 654 177**	3 139 949	**353 419**	306 336
EQUITY AND LIABILITIES					
Capital and reserves					
Share capital		**6 765**	6 729	**901**	656
Share premium		**2 219 900**	2 206 385	**299 343**	217 773
Retained income/(accumulated loss)		**43 827**	16 958	**2 085**	(861)
Total shareholders' equity*		**2 270 492**	2 230 072	**302 329**	217 568
Non-current liabilities		**144 639**	630 105	**19 259**	61 474
Long-term loans	14	**–**	548 072	**–**	53 471
Non-hedge derivatives	7	**102 715**	–	**13 677**	–
Long-term provisions	15	**41 924**	82 033	**5 582**	8 003
Current liabilities		**239 046**	279 772	**31 831**	27 294
Trade and other payables	16	**104 126**	153 343	**13 865**	14 960
Overdrafts and short-term borrowings	17	**134 920**	126 429	**17 966**	12 334
Total equity and liabilities		**2 654 177**	3 139 949	**353 419**	306 336

*A statement of shareholders' equity appears on page 49.

Cash flow statement

for the year ended 30 June 2003

	Notes	Rand thousand 2003	Rand thousand 2002	US$ thousand 2003	US$ thousand 2002
Cash generated from/(utilised by) operations					
Operating profit		109 920	17 334	12 053	1 718
Non-cash items and adjustments					
Provisions		(5 546)	7 788	(608)	772
Profit on sale of property, plant and equipment		(1 519)	(3 709)	(167)	(368)
Amortisation and depreciation		186 900	57 389	20 493	5 689
		289 755	78 802	31 771	7 811
Net withdrawals from/(payments to) environmental trust fund		3 925	(4 151)	430	(411)
Retrenchment payments		–	(5 873)	–	(582)
Investment income		12 987	2 147	1 424	213
Finance charges		(57 946)	(8 419)	(6 354)	(835)
		248 722	62 506	27 271	6 196
Cash provided by/(reinvested in) working capital					
Inventories		(18 351)	(11 514)	(2 012)	(1 141)
Trade and other receivables		13 578	(7 303)	1 489	(724)
Trade and other payables		(30 390)	10 155	(3 332)	1 007
Net cash generated from operating activities		213 558	53 844	23 416	5 338
Cash utilised in investment activities					
Property, plant and equipment acquired	18	(124 364)	(345 645)	(13 636)	(34 260)
Investments acquired		(483)	(1 124)	(53)	(112)
Proceeds on disposal of property, plant and equipment		3 558	9 240	390	916
Proceeds on sale of ETC mine	8	251 817	–	27 612	–
		130 528	(337 529)	14 313	(33 456)
Cash provided by financing activities					
Net increase in shareholders' funding		13 551	22 868	1 486	2 267
(Decrease)/increase in long-term loans	19	(376 189)	191 952	(41 249)	19 026
(Decrease)/increase in overdrafts and short-term borrowings	20	(77 658)	121 768	(8 515)	12 070
		(440 296)	336 588	(48 278)	33 363
(Decrease)/increase in cash and cash equivalents		(96 210)	52 903	(10 549)	5 245
Cash and cash equivalents at beginning of year		108 810	55 907	10 616	6 919
Translation adjustment		(11 839)	–	34	(1 548)
Cash and cash equivalents at end of the year		761	108 810	101	10 616

Statement of shareholders' equity

for the year ended 30 June 2003

All figures in rand thousand unless otherwise indicated	Ordinary share capital and premium	Retained income	**Total 2003**	Total 2002
Changes in shareholders' equity				
Balance at the beginning of the year	2 213 114	16 958	**2 230 072**	2 170 808
Share options exercised	13 584	–	**13 584**	22 867
Expenses written off against share premium	(33)	–	**(33)**	–
Net earnings for the year	–	26 869	**26 869**	36 397
Balance at the end of the year	2 226 665	43 827	**2 270 492**	2 230 072

Details of shares	**2003**	2002
Share capital and premium		
Authorised		
1 000 000 000 ordinary shares of one cent each (2002: 1 000 000 000 ordinary shares of one cent each)	**10 000**	10 000
Issued		
676 453 556 ordinary shares of one cent each (2002: 672 943 402 ordinary shares of one cent each)	**6 765**	6 729
Share premium	**2 219 900**	2 206 385
	2 226 665	2 213 114

The unissued shares of 323 546 444 (2002: 327 056 598), of which 33 822 678 (2002: 33 647 170) shares are specifically reserved for purposes of the share incentive scheme, are under the control of the directors.

Accounting policies

The annual financial statements are prepared in accordance with the historical cost convention except for financial instruments, which are accounted for at fair value, and in accordance with South African Statements of Generally Accepted Accounting Practice and the requirements of the Companies Act. The principal accounting policies, set out below, have been consistently applied except those relating to financial instruments following the implementation of AC 133: Financial Instruments: recognition and measurement from 1 July 2002.

REVENUE RECOGNITION

Revenue comprises the rand amount received and receivable in respect of the supply of metals mined. Revenue is recognised when the risks and rewards of ownership transfer.

Other revenues earned are recognised on the following basis:

Interest income: as it accrues.

Dividend income from industry related investments: when received.

BORROWING COSTS

Borrowing costs that are directly attributable to the acquisition or construction of mining assets that require a substantial period of time to prepare for their intended use, are capitalised.

Borrowing costs are expensed from the time that mining production becomes commercially viable.

DEFERRED TAXATION

Deferred taxation is provided using the balance sheet liability method on all temporary differences between the carrying amounts for financial reporting purposes and the amounts used for taxation purposes, except for differences relating to the initial recognition of assets which affect neither accounting nor taxable profit.

The tax value of losses and unredeemed capital expenditure expected to be available for utilisation against future taxable income are set off against the deferred tax liability. Deferred tax assets are recognised only when it is probable that the related tax benefit will be realised.

Deferred tax is calculated at the mining cost formula rate. The effect on deferred tax of any changes in tax rates is charged to the income statement.

EXPLORATION AND DEVELOPMENT

Exploration costs are expensed as incurred. When it has been established that a mineral property has development potential and following a positive detailed economic evaluation, further development, exploration and other expenditure prior to the commencement of commercial production is capitalised.

Ongoing development expenditure on existing mines is expensed as incurred. Major development and exploration expenditure incurred to expose the ore, increase production or extend the life of an existing mine is capitalised.

FINANCIAL INSTRUMENTS

Financial instruments recognised on the balance sheet include cash and cash equivalents, non-hedge forward exchange contracts, investments, trade receivables, trade creditors and borrowings. Initial recognition is at cost. Subsequent recognition is at fair value. The recognition methods adopted are disclosed in the individual policy statements associated with each item.

NON-HEDGE DERIVATIVES

Non-hedge forward exchange contracts are marked-to-market at financial reporting dates and changes in their fair values are included in the income statement. Gains or losses on contracts maturing between reporting dates are recognised in revenue.

HEDGING

The company enters into hedging transactions on a portion of its planned gold production to ensure a degree of certainty on future gold sales prices and to provide a guaranteed minimum cash flow for known major capital expenditures and debt servicing.

Gains and losses on derivative instruments that effectively establish the prices for future production are recognised in revenue when the related production is delivered. In the event of early settlement of hedging contracts, gains and losses are taken to revenue at the date of settlement. Any potential loss on hedge positions below the current cost of production is recognised in the period in which it arises.

PROPERTY, PLANT AND EQUIPMENT

Mining assets are recorded at cost of acquisition less sales, recoupments and amounts written off.

Interest on borrowings, specifically to finance the establishment of mining assets, are capitalised until commercial levels of production are achieved.

Depreciation and amortisation is provided over the useful life of mine assets from the time that mining production becomes commercially viable as follows:

- Where orebodies are well defined, assets are amortised using the units of production method based on the estimated proved and probable ore reserves.
- Where orebodies are not well defined, the straight-line method is used based on the estimated life of each mine, limited to twenty-five years.
- Other assets are depreciated to estimated net realisable values using the straight-line method over their expected useful lives.

Land and mineral rights prior to production are not depreciated.

IMPAIRMENT

The recoverability of the long-term assets is reviewed by management on a continuous basis, based on estimates of future net cash flows. These estimates are subject to risks and uncertainties including future metal prices and exchange rates. It is therefore possible that changes could occur which may affect the recoverability of the long-term assets. Where the estimated recoverability is less than net book value, the impairment is charged against income to reduce the carrying value of the asset.

INVESTMENTS

- Unlisted investments are stated at cost less amounts written off where there has been a permanent diminution in value.
- Environmental trust fund investments are stated at cost. Annual payments are made to the environmental trust fund in accordance with statutory requirements.

CASH AND CASH EQUIVALENTS

For the purposes of the cash flow statement, cash and cash equivalents comprise cash in hand and deposits held with banks.

FOREIGN CURRENCIES

Foreign currency transactions are recorded at the exchange rate ruling at the transaction date. Assets and liabilities designated in foreign currencies are translated at exchange rates ruling at the balance sheet date. Both realised and unrealised gains and losses arising from exchange differences are recognised in operating results.

INVENTORIES

Gold inventory is carried at the lower of weighted average cost and net realisable value and includes work-in-progress at the earliest stage of production when reliable estimates of quantities and costs are capable of being made, including the breaking of ore in the stopes.

By-products are carried at the lower of the estimated variable cost associated with their production and net realisable value.

Consumables and stores are carried at weighted average cost with due allowance for obsolete and slow-moving items.

TRADE RECEIVABLES

Trade receivables are carried at anticipated realisable value. An estimate is made for doubtful receivables based on a review of all outstanding amounts at year end. Bad debts are written off during the year in which they are identified.

PROVISIONS

Provisions are recognised when the company has a present legal or constructive obligation as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

EMPLOYEE POST-RETIREMENT OBLIGATIONS

The company participates in defined contribution retirement plans for employees. The pension plans are funded by payments from the employees and by the company and charged to income as incurred. The assets of the different plans are held by independently managed trust funds. These funds are governed by the Pension Fund Act of 1956, as amended. Certain employees and retired employees are entitled to post-retirement medical benefits. The estimated cost of these benefits is charged to income based on actuarial valuations made every three years.

ENVIRONMENTAL REHABILITATION

The estimated cost of final rehabilitation, comprising liabilities for decommissioning and restoration, is based on current legal requirements, existing technology and costs and is reassessed annually.

DECOMMISSIONING COSTS

The estimated cost of future decommissioning obligations at the end of the operating life of the mines is included in long-term provisions. These estimated costs are reviewed regularly and adjusted for legal, technological and environmental circumstances that affect the estimates of the decommissioning obligations.

RESTORATION COSTS

The estimated cost of restoration at the end of the operating life of the mines is included in long-term provisions. Cost estimates are not reduced by the potential proceeds from the sale of assets.

Expenditure on ongoing rehabilitation is charged to the income statement as incurred.

COMPARATIVE FIGURES

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

All figures in rand thousand, unless otherwise indicated

		2003	2002
1.	**REVENUE**		
	Gold sales	998 217	362 709
	By-products	1 263	1 093
		999 480	363 802

2. **GOLD HEDGING**

The company entered into US dollar gold and rand gold forward sales contracts as a result of the financing of the Target mine. These contracts are not recognised on the balance sheet as financial assets and liabilities. The revenue is recognised when the related production is delivered.

The company purchased rand/US dollar forward exchange contracts ("FEC's") to convert the rand gold forward sales contracts into dollar gold commodity hedges. The negative mark-to-market value of these non-hedge FEC's of R103 million are included in the income statement (refer note 7).

As at 30 June 2003 the total hedge book had a negative mark-to-market value of R192 million. This was calculated at a gold price of US$346,15/oz and an exchange rate of US$1,00: R7,51.

The hedge book at 30 June 2003, after the restructuring, was as follows:

Years ending 30 June		2004	2005	2006	2007
Net dollar forward sales contracts					
Quantity sold	kg	9 162	9 137	4 403	–
	oz	294 579	293 762	141 545	–
	US$/oz	313	316	323	–

The company does not use derivative instruments for speculative purposes. All forward sales contacts are unmargined.

		2003	2002
3.	**OPERATING PROFIT IS STATED AFTER:**		
	Auditors' remuneration		
	– *audit fees*	820	899
	– other services and expenses	–	–
	Directors' emoluments		
	– executive directors	6 184	5 128
	– non-executive directors	327	334
	Operating lease expenditure		
	– buildings/equipment	1 856	160
	Amortisation and depreciation	186 900	57 389
	Profit on sale of property, plant and equipment	1 519	3 709

All figures in rand thousand, unless otherwise indicated

		2003	2002
4.	INVESTMENT INCOME		
	Interest received	11 996	1 973
	Dividends received	966	–
	Other	25	174
		12 987	2 147
5.	FINANCE COST		
	Interest paid	57 946	47 801
	Capitalised to pre-mining assets	–	(39 382)
		57 946	8 419
6.	FOREIGN EXCHANGE GAIN		
	Realised foreign exchange gain	66 745	–
	Unrealised foreign exchange gain	–	30 335
		66 745	30 335
	Foreign exchange gains are recorded on the translation and repayment of the US dollar denominated loans raised to fund the completion of Target.		
7.	NON-HEDGE DERIVATIVES		
	Forward exchange contracts		
	– Cost	–	–
	– Fair value adjustment at year end (unrealised)	102 715	–
		102 715	–

Forward exchange contracts entered into to convert rand gold hedges are fair valued in terms of AC133 based upon the year-end rand/US dollar exchange rate of US$1,00: R7,51.

All figures in rand thousand, unless otherwise indicated	2003	2002
8. EXCEPTIONAL ITEM		
The profit realised on the sale of ETC mine is calculated as follows:		
Assets	314 479	–
– property, plant and equipment	274 920	–
– investments	18 475	–
– inventories	16 705	–
– receivables	4 379	–
Liabilities	69 747	–
– long-term provisions	34 563	–
– trade and other payables	28 034	–
– overdrafts and short-term borrowings	7 150	–
Net assets at date of sale	244 732	–
Net cash received on sale	251 817	–
Net profit on sale	7 085	–
Gross cash received on sale	255 000	–
Less: Attributable expenses	3 183	–
Net cash received on sale	251 817	–
Attributable expenses include legal and professional fees, bonuses to employees and other administrative costs.		
9. TAXATION		
9.1 Non-mining tax	3 603	–
The South African normal tax rate of 30 per cent (2002: 30 per cent) is applied on the non-mining taxable income which consists primarily of interest received.		
9.2 Mining tax		
Income from gold mining is taxable at a rate determined by the following formula: $y = 37 - 185/x$ where y is the calculated percentage tax rate and x is the ratio of taxable income from mining to total revenue from mining expressed as a percentage. *Taxable income is determined after the deduction of mining capital expenditure.*		
Estimated mining recoupments tax attributable to the sale of Hartebeestfontein mine	–	5 000
Estimated mining recoupments tax attributable to the sale of ETC mine	5 601	–
	9 207	5 000
Estimated unredeemed capital expenditure carried forward for deduction from future mining taxable income amounts to	3 578 100	3 280 200

To date of commencement of commercial production the only temporary difference arising on Target relates to the Section 36(11)(c) allowance on the unredeemed capital expenditure. This deductible temporary difference amounts to R1,3 billion. A deferred tax asset was not recognised due to the fact that the above temporary difference does not affect either accounting profit or taxable profit on initial recognition of the assets.

All figures in rand thousand, unless otherwise indicated

	2003	2002
9. TAXATION (continued)		
9.3 Secondary taxation on companies (STC)		
The company did not elect to be exempt from the payment of STC. Currently, the applicable rate for STC is 12,5 per cent of dividends paid.		
9.4 Tax assessments		
The company has not been assessed since 1996. All returns of income, including June 2001, have been submitted. The 2002 return has been finalised and will be submitted shortly. The tax authorities have allocated specific resources to ensure that the outstanding assessments are brought up to date.		
10. EARNINGS PER SHARE		
Earnings per share are calculated by dividing the net income attributable to shareholders by the weighted number of ordinary shares in issue during the year.		
Net income attributable to shareholders	**26 869**	36 397
Weighted average number of ordinary shares in issue (millions)	**674,0**	670,2
Earnings per share (cents)	**4,0**	5,4

11. PROPERTY, PLANT AND EQUIPMENT

	Mine development	Plant and machinery	Mineral rights	Mine properties	Pre-mining costs capitalised	Furniture and equipment	**Total 2003**	Total 2002
Cost								
Opening balance	1 772 049	732 065	142 824	31 367	307 602	82 966	**3 068 873**	2 635 880
Additions	50 730	48 344	–	1 277	12 246	11 767	**124 364**	439 664
Disposals	481	403	–	1 828	–	–	**2 712**	6 671
Sold with ETC mine	300 016	104 101	131	4 186	–	8 018	**416 452**	–
Reclassification	187 506	(30 040)	(706)	(421)	(150 980)	(5 359)	–	–
	1 709 788	645 865	141 987	26 209	168 868	81 356	**2 774 073**	3 068 873
Amortisation and depreciation								
Opening balance	126 891	43 388	53	5 316	1 904	7 985	**185 537**	129 288
Charge for the year	109 342	57 510	49	1 549	9 719	8 731	**186 900**	57 389
Disposals	178	53	–	442	–	–	**673**	1 140
Sold with ETC mine	99 557	35 503	50	200	–	6 222	**141 532**	–
Reclassification	10 070	2 668	(52)	(14)	(11 623)	(1 049)	–	–
	146 568	68 010	–	6 209	11 478	9 445	**230 232**	185 537
Net book value	1 563 220	577 855	141 987	20 000	168 868	71 911	**2 543 841**	2 883 336

– A register of land and buildings is available for inspection at the registered office.

– R311 million (2002: R283 million), capitalised in respect of properties which have not yet commenced production, are included in mineral rights and pre-mining costs capitalised.

All figures in rand thousand, unless otherwise indicated	2003	2002
12. INVESTMENTS		
Unlisted mining industry investments – cost	2 374	1 891
Environmental trust fund		
The balance in the environmental trust fund is as follows:		
Balance at beginning of year	45 980	43 726
Contributions	2 889	2 923
Interest earned	5 458	4 822
Payments made for work completed	(12 272)	(5 491)
Sold with ETC mine	(18 475)	–
Balance at end of year	23 580	45 980
	25 954	47 871
12.1 *Directors' valuation of unlisted mining industry investments*	4 471	3 926
12.2 The environmental trust fund is recognised separately from the related liability on the balance sheet.		
13. INVENTORIES		
At cost:		
Gold in process	25 435	29 362
Consumable stores	20 972	15 399
	46 407	44 761
14. LONG-TERM LOANS		
Secured syndicated loan to fund Target completion		
– rands	–	250 242
Long-term loan	–	300 290
Short-term portion	–	(50 048)
– US dollars	–	297 830
Long-term loan	–	357 396
Short-term portion	–	(59 566)
	–	548 072

All figures in rand thousand, unless otherwise indicated	2003	2002
15. LONG-TERM PROVISIONS		
Long-term provisions consist of the following:		
15.1 Environmental rehabilitation obligation		
Provision for decommissioning		
Gross liability at beginning of year	30 253	34 299
Revision in estimate	–	(4 312)
Sold with ETC mine	(8 014)	–
Net provision for year	(5 499)	266
Gross liability at end of year	16 740	30 253
Provision for restoration		
Gross liability at beginning of year	46 162	36 224
Sold with ETC mine	(24 304)	–
Additional obligation recognised	–	4 312
Payments made	(4 975)	(1 702)
Net provision for year	4 917	7 328
Gross liability at end of year	21 800	46 162
Total environmental rehabilitation obligation	38 540	76 415
The provisions are based on management's best estimates of the cost of all known obligations. It is, however, reasonable to expect that changes will occur in rehabilitation costs as a result of changes in regulations or cost estimates. Cost estimates are not reduced by potential proceeds from the sale of assets or from future revenue from the clean up of gold plants in view of the uncertainty in estimating those proceeds. Environmental liabilities not directly relating to rehabilitation are expensed as incurred.		
15.2 Post-retirement medical benefits		
Balance at beginning of year	5 618	5 618
Sold with ETC mine	(2 234)	–
Balance at end of year	3 384	5 618
The company has obligations to provide specific post-retirement medical benefits to certain of its employees and pensioners. The liability is assessed periodically by an independent actuarial survey which uses assumptions consistent with those adopted in determining pension costs and, in addition, includes long-term estimates of the increases in medical costs at appropriate discount rates.		
	41 924	82 033

All figures in rand thousand, unless otherwise indicated	2003	2002
16. TRADE AND OTHER PAYABLES		
Trade payables	53 934	87 990
Accruals	6 517	15 915
Taxation payable	14 207	5 000
Other payables	29 468	44 438
	104 126	153 343
17. OVERDRAFTS AND SHORT-TERM BORROWINGS		
Overdrafts	604	1 404
Short-term borrowings	134 316	15 411
Current portion of long-term borrowings		
Foreign	–	59 566
Local	–	50 048
	134 920	126 429
18. PROPERTY, PLANT AND EQUIPMENT ACQUIRED		
Opening balance	2 883 336	2 506 592
Non-cash flow movements		
Depreciation	(186 900)	(57 389)
Interest accrued	–	10 017
Foreign exchange losses capitalised	–	84 002
Property, plant and equipment sold	(2 039)	(5 531)
Assets sold with ETC mine	(274 920)	–
Closing balance	(2 543 841)	(2 883 336)
Property, plant and equipment acquired	(124 364)	(345 645)
19. (DECREASE)/INCREASE IN LONG-TERM LOANS		
Opening balance	(548 072)	(302 453)
Non-cash flow movements		
Foreign exchange loss capitalised	–	(84 002)
Foreign exchange gain	59 891	30 335
Transferred to short-term loans	111 992	–
Closing balance	–	548 072
(Decrease)/increase in long-term loans	(376 189)	191 952

All figures in rand thousand, unless otherwise indicated	2003	2002
20. (DECREASE)/INCREASE IN OVERDRAFTS AND SHORT-TERM BORROWINGS		
Opening balance	(126 429)	(4 661)
Liabilities sold with ETC business	7 150	–
Transferred from long-term borrowings	(111 992)	–
Translation adjustments and foreign exchange gains	18 693	–
Closing balance	134 920	126 429
(Decrease)/increase in overdrafts and short-term borrowings during the year	(77 658)	121 768
21. COMMITMENTS AND CONTINGENT LIABILITIES		
21.1 Capital expenditure authorised by the directors		
Contracted for – Target	12 666	22 242
– Other	–	3 249
Not contracted for – Target	30 940	–
– Other	–	16 520
	43 606	42 011
Capital commitments will be funded from cash generated by operations.		
21.2 Contingent liabilities		
Arising from an agreement with LTA Process Engineering whereunder the company is liable for the erection costs of a tailings dam, should a dump reclamation project at ETC be cancelled	–	518
22. RETIREMENT FUNDS		
The company participates in two retirement funds for its employees. These funds are defined contribution funds and are governed by the Pension Funds Act of 1956, as amended.		
Contributions paid for retirement benefits are charged to the income statement as they are incurred.	13 985	4 793
23. RELATED PARTY TRANSACTIONS		
Related party transactions occurred at arm's length. The only significant related transaction is:		
Anglovaal Mining Limited – provision of services	2 273	2 862

24. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The company is exposed to certain financial risks in the normal course of its operations. To manage and reduce these risks a treasury risk management committee monitors transactions involving financial instruments.

The following risks occur and are managed through the policies adopted below:

Commodity price and currency risk

Commodity price risk arises from the possible adverse effect of fluctuations in commodity prices on current and future earnings. The gold commodity market as well as the hedge book is priced in dollars which exposes the company's cash flows to foreign exchange currency risk. The company's hedging policy is approved by the board of directors. The company does not acquire, hold or issue derivative instruments for speculative purposes. *All hedging and forward exchange contracts are unmargined.*

Liquidity risk

The company regularly reviews short- and medium-term plans and forecasts of cash flow. Current funding requirements have been met by a R200 million general term banking facility to fund working capital requirements.

Credit risk

The company minimises its credit risk by placing cash and equivalents and concluding hedging transactions with major banks and institutions approved by the board of directors.

Interest rate risk

Fluctuations in interest rates give rise to related risks through the impact these have on the value of short-term cash investments and financing activities. Interest rate fixings on the general term banking facility are flexible and allow for interest periods of up to three months.

Production cost reconciliation

for the year ended 30 June 2003

	Rand thousand		US$ thousand	
	2003	2002	**2003**	2002
Gold operating costs	**673 344**	265 137	**73 832**	26 280
Less:				
– Revenue from closed operations	**–**	(4 551)	**–**	(451)
– Revenue from by-products	**1 263**	1 093	**139**	108
Cash costs	**672 081**	268 595	**73 693**	26 623
Add:				
– Retrenchments	**–**	4 747	**–**	471
– Amortisation and depreciation	**186 900**	57 389	**20 493**	5 689
– General and administration	**29 316**	19 195	**3 215**	1 903
– Revenue from closed operations	**–**	(4 551)	**–**	(451)
Non-cash costs	**216 216**	76 780	**23 708**	7 612
Total costs	**888 297**	345 375	**97 401**	34 235
	kg	kg	**oz**	oz
Gold sold	**11 899**	4 179	**382 561**	134 348
	R/kg	R/kg	**US$/oz**	US$/oz
Production cost:				
– Cash cost	**56 503**	64 277	**193**	198
– Non-cash cost	**18 150**	18 375	**62**	57
– Total operating cost	**74 653**	82 652	**255**	255
Gold price realised	**83 891**	86 794	**305**	306

Value added statement

for the year ended 30 June 2003

All figures in rand thousand, unless otherwise indicated	2003	2002
Value added		
Revenue	999 480	363 802
Cost of materials and services	394 708	147 242
Value added by operations	604 772	216 560
Other income	79 732	32 482
Total	684 504	249 042
Allocated as follows		
Employees	299 011	141 677
Debt capital providers	59 802	8 579
Interest paid	57 946	8 419
Lease expenses	1 856	160
Government taxation	9 207	5 000
Reinvestment in the company	316 484	93 786
Amortisation and write-down of assets	186 900	57 389
Retained profit before unrealised non-hedge derivatives	129 584	36 397
Total	684 504	249 042


2003
2002
43,7% Employees 56,9%
8,7% Debt capital providers 3,4%
1,4% Government 2,0%
46,2% Reinvest 37,7%

Shareholders' Information

Stock exchange listing

Avgold's shares are listed on the JSE Securities Exchange South Africa (JSE). Avgold American Depositary Receipts (ADRs) are traded in New York, and International Depositary Receipts (IDRs) in Brussels.
The company's share trading abbreviations are:

JSE – AVG
ADRs – AVGLY
IDRs – AVG

Share trading information – JSE

Avgold has an issued share capital of R6 764 536 comprising 676 453 556 shares of one cent each. Share trading information for the year ended 30 June 2003 is as follows:

Date	High (cents)	Low (cents)	Volume
July 2002	800	610	11 782 336
August 2002	735	615	2 992 851
September 2002	890	730	6 949 395
October 2002	890	800	7 619 941
November 2002	880	820	5 321 825
December 2002	1 126	840	12 254 135
January 2003	1 300	1 015	9 908 618
February 2003	1 100	840	5 566 929
March 2003	955	785	4 613 070
April 2003	870	630	30 030 132
May 2003	870	675	13 747 497
June 2003	815	730	8 528 536

IDR's Trading information – Brussels Bourse: 1 July 2002 to 30 June 2003



35000000
30000000
25000000
20000000
15000000
10000000
5000000
Trading volumes
Jul - 2002
Aug - 2002
Sept -2002
Oct - 2002
Nov - 2002
Dec - 2002
Jan -2003
Feb - 2003
Mar - 2003
Apr - 2003
May - 2003
Jun - 2003

JSE share price: 1 July 2002 to 30 June 2003



1300
1200
1100
1000
900
800
700
600
South African cents
Jul - 2002
Aug - 2002
Sept - 2002
Oct - 2002
Nov - 2002
Dec - 2002
Jan - 2003
Feb - 2003
Mar - 2003
Apr - 2003
May - 2003
Jun - 2003
high
Low

Shareholding analysis at 30 June 2003

	Number of shareholders	%	Number of shares	%
1 – 1 000	6 730	70,0	1 853 184	0,3
1 001 – 5 000	1 876	19,5	4 571 744	0,7
5 001 – 10 000	373	3,9	2 823 872	0,4
10 001 – 50 000	399	4,1	8 427 011	1,2
Over 50 000	243	2,5	658 777 745	97,4
Total	9 621	100,0	676 453 556	100,0

Shareholder spread

Pursuant to the listings requirements of the JSE, to the best knowledge of the directors and after reasonable enquiry, the spread of shareholders at 30 June 2003 was as follows:

	Number of shares	% of issued capital	Number of shareholders
Non-public shareholders			
◦ Beneficial holders in excess of 10 per cent of the issued capital	363 846 093	53,8	2
◦ Directors	24 171	0,0	3
Public shareholders	312 583 292	46,2	9 616
	676 453 556	100,0	9 621

Major shareholders at 30 June 2003

According to information available to the directors the following are the only registered shareholders beneficially holding, directly or indirectly, in excess of five per cent of the ordinary share capital of the company:

	Number of shares held	%
Anglovaal Mining Limited	286 305 263	42,3
Anglo American Corporation of South Africa Limited	77 540 830	11,5

Shareholder, ADR and IDR holder contacts

For general information on the company, and investor relations queries, see page 67 for details.

For information on share transfers, dividend cheques, change of address and similar matters, queries should be directed to the transfer secretaries. Shareholders resident in Europe are welcome to utilise the services of the London office. ADR holders should forward any queries directly to JP Morgan Chase Bank. With regard to IDRs, Soges – Fiducem should be contacted (see page 67 for details).

Shareholders' diary

Financial year-end		30 June
Annual financial statements	Issued	September 2003
Annual general meeting		10 October 2003
Interim report	Issued and published	January 2004
Preliminary report		July 2004

Directors and management

BOARD OF DIRECTORS

Executive

Jan Steenkamp (49)
Managing director
Nat Mining Diploma, EDP
Chief executive officer, Anglovaal Mining Limited

Michael Arnold (46)
Financial director
BSc Eng (Mining Geology), CA(SA)
Group financial manager, Anglovaal Mining Limited

Arné Lewis (34)
Executive director
Pr Eng, BEng (Mining), MSc (Engineering), MBA (Henley)
Vice president: South African operations, Anglovaal Mining Limited

Gerhard Potgieter (43)
Executive director
BSc Eng (Mining)
Senior vice president: Business development, Anglovaal Mining Limited

Non-executive

Rick Menell (48) # *
Chairman
MA (Cantab), MSc (Stanford)
Chairman, Anglovaal Mining Limited

Jurie Geldenhuys (60) # *
Non-executive director
Pr Eng, BSc Eng (Electrical) (Mining), MBA (Stanford)
Retired mining engineer

#Member of the Audit Committee
*Member of the Remuneration Committee

EXECUTIVE COMMITTEE

Jan Steenkamp
Managing director

Michael Arnold
Financial director

Arné Lewis
Executive director

Gerhard Potgieter
Executive director

Pieter Coetzee (48)
BProc
General manager: Legal services

Vaughn Duke (41)
BSc Eng (Mining) (Hons)
Manager: Technical services

Norman Schwab (42)
Pr Eng, BSc Engineering (Mining)
General manager: Target

Administration

Registered office and business addresses
56 Main Street
Johannesburg
South Africa, 2001
PO Box 62379
Marshalltown, South Africa, 2107
Telephone: (+27 11) 634 9111
Telefax: (+27 11) 634 0038
Web site: www.avgold.co.za

Transfer secretaries
South Africa
Computershare Limited
Investor Services Division
70 Marshall Street
Johannesburg
South Africa, 2001
PO Box 61051
Marshalltown, South Africa, 2107
Telephone: (+27 11) 370 5000
Telefax: (+27 11) 688 7721
Web site: www.computershare.com

United Kingdom
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent, England BR3 4TU
Telephone: (+44 870) 162 3100
Telefax: (+44 20) 8539 2342
Web site: www.capita-irg.com

Company secretary
Essop Sather
56 Main Street
Johannesburg
South Africa, 2001
PO Box 62379
Marshalltown, South Africa, 2107
Telephone: (+27 11) 634 0069
Telefax: (+27 11) 634 0503
e-mail: essops@avgold.co.za

Sponsor
Merrill Lynch South Africa (Pty) Limited
138 West Street
Sandown
Sandton, 2196
PO Box 651987
Benmore, 2010
Telephone: (+27 11) 305 5555
Telefax: (+27 11) 305 5600
Website: www.ml.com

Corporate information
Should additional information be required, please contact:
Ebrahim Takolia
Avgold Limited
PO Box 62379
Marshalltown, South Africa, 2107
Telephone: (+27 11) 634 0333
Telefax: (+27 11) 634 0038
e-mail: ebrahimt@avgold.co.za

Auditors
KPMG Inc
85 Empire Road
Parktown
South Africa, 2193
Private Bag X9
Parkview, South Africa, 2122
Telephone: (+27 11) 647 7111
Telefax: (+27 11) 484 0536
Carel Smit, Partner Energy and Natural Resources
Web site: www.kpmg.co.za

Bankers
The Standard Bank of South Africa Limited
FirstRand Bank Limited

London office
St James's Corporate Services Limited
6 St James's Place
London
England SW1A 1NP
Telephone: (+44 20) 7499 3916
Telefax: (+44 20) 7491 1989
e-mail: phil.dexter@jcilondon.co.uk

American depositary receipts information
JP Morgan Chase Bank
JP Morgan Service Centre
PO Box 43013
Providence, RI 02940-3013
United States of America
Telephone: USA (+1 302) 781 575 4328
Europe (+44 20) 7325 4961
Web site: www.JPMorgan'sadr.com

International depositary receipts information
Soges – Fiducem SA
Avenue Marnix 24
1000 Brussels
Belgium
Telephone: (+32) 2 547 2725
Telefax: (+32) 2 547 2089
e-mail:francis.adriaenssens@bbl.be

Notice of annual general meeting

Notice is hereby given that the thirteenth annual general meeting of members of Avgold Limited will be held at 56 Main Street, Johannesburg, South Africa, on Friday, 10 October 2003, at 11:00 for the following purposes:

1. To receive and consider the annual financial statements for the year ended 30 June 2003.
2. To elect directors in place of Messrs G S Potgieter, R P Menell and M Arnold who retire by rotation in accordance with the provisions of the company's articles of association but being eligible, offer themselves for re-election.
3. To consider and, if deemed fit, to pass, with or without modification, the following ordinary resolution:

   Ordinary resolution

   "Resolved that the rate at which directors shall be paid as remuneration for their services as such be and is hereby increased from R55 000 per annum to R90 000 per annum for the chairman and from R40 000 per annum to R70 000 per annum for each of the other directors, payable quarterly in arrears, with effect from 1 July 2003, until otherwise determined by the shareholders in general meetings."
4. To transact such other business as may be transacted at an annual general meeting.

In terms of Section 188 of the Companies Act, 1973, as amended, it is recommended that where a company or other body corporate is a member in any company it should appoint a representative and alternative representative to attend and act on its behalf.

Any member entitled to attend and vote at the meeting is entitled to appoint a proxy or proxies to attend, speak and to vote thereat in his or her stead. The proxy so appointed need not be a member. Proxy forms should reach the registered office of the company or the transfer secretaries at least 48 hours, excluding Saturdays, Sundays and public holidays, before the time appointed for the meeting.

Members who have already dematerialised their shares in the company and who have not selected own name registration and who wish to attend the annual general meeting or be represented by proxy must timeously contact their Central Securities Depository Participant ("CSDP") or broker who will furnish them with the necessary authority in terms of the custody agreement entered into between the dematerialised member and the CSDP or broker.

By order of the board

S E SATHER
Company secretary

Johannesburg
19 August 2003

SHORT BIOGRAPHIES OF DIRECTORS SEEKING ELECTION/RE-ELECTION

G S (Gerhard) Potgieter (43)
BSc Eng (Mining)
Senior vice president: Business development, Anglovaal Mining Limited

Gerhard started his career with the Anglovaal group in 1982. Trained as a mining engineer he worked and managed mining operations within the gold sector, the latter of which was the establishment of the Target gold mine. He was appointed to his present position in July 2002.

R P (Rick) Menell (48)
MA (Cantab), MSc (Stanford)
Chairman, Anglovaal Mining Limited

Trained as a geologist, Rick has been a merchant banker in New York and Melbourne. He also worked as an executive director of Delta Gold in Australia. He joined the Anglovaal group in February 1992 as assistant financial manager, mines. He was later appointed manager, finance and administration (mines) and then general manager, corporate services. Appointed chairman of Avgold Limited and managing director of Avmin Limited in 1996 and in 1999 was elected president of the Chamber of Mines of South Africa and in the same year as chief executive officer of Anglovaal Mining Limited. Rick was appointed as chairman of Anglovaal Mining Limited on 1 July 2002.

He is also chairman of The South African Tourism Board, a director of The Standard Bank Group Limited, Telkom Limited and Mutual & Federal Insurance Company Limited and a trustee of the National Business Trust.

M (Mike) Arnold (45)
BSc Eng (Mining Geology), CA(SA)
Group financial manager, Anglovaal Mining Limited

Mike began his career as a mining geologist with the Anglo American Corporation before qualifying as a chartered accountant in 1987. He joined the Anglovaal group in February 1999 as financial manager for Avgold Limited. He was transferred to Anglovaal Mining Limited as group financial manager in April 2001 while retaining his responsibilities within Avgold which included the management of Avgold's R700 million loan facility. Mike was appointed as financial director of Avgold Limited on 1 July 2003.

He serves on the board of Rand Refinery Limited and is a member of the Rand Mutual Assurance Limited audit committee.

motiv
Printed by Ince (Pty) Ltd

Form of proxy

AVGOLD LIMITED

(Registered Number 1990/007025/06)
Incorporated in the Republic of South Africa)
Share code: AVG ISIN: ZAE000012175
56 Main Street, Johannesburg, South Africa, 2001
PO Box 62379, Marshalltown, South Africa, 2107
("Avgold" or "the company")

TO BE COMPLETED BY SHAREHOLDERS WHO HAVE NOT YET DEMATERIALISED THEIR SHARES AND WHO HAVE DEMATERIALISED THEIR SHARES WITH OWN NAME REGISTRATION ONLY

If you are unable to attend the thirteenth annual general meeting of shareholders of Avgold Limited convened for Friday, 10 October 2003 at 11:00 at 56 Main Street, Johannesburg, you should complete and return this form of proxy as soon as possible, but in any event to be received by not later than 11:00 on Wednesday, 8 October 2003.

I/We ______________________________ (name in block letters)

of ______________________________ (address)

being a member/members of the company and entitled to vote at the abovementioned meeting, do hereby appoint

____

or failing him/her, ______________________________

or failing him/her, the chairman of the company or failing him/her the chairman of the meeting, as my/our proxy to vote for me/us and on my/our behalf at the annual general meeting of members of the company to be held on Friday, 10 October 2003, at 11:00 and at any adjournment thereof and in particular in respect of the following resolutions

*Indicate with an X in the spaces below how votes are to be cast			
Resolution	For	Against	Abstain
1. To re-elect the following directors, who retire by rotation: G S Potgieter			
R P Menell			
To elect the following director appointed since year end: M Arnold			
2. To sanction the increase in directors' remuneration: Ordinary resolution			

Number of shares

Unless this section is completed for a lesser number, the company is authorised to insert in the said section the total number of shares registered in my/our name(s) one business day before the meeting.

Signed at ______________ on ______________ 2003

Signature ______________ Assisted by me (where applicable) ______________

Initials and surname of joint holders, if any

Please see notes overleaf

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Printed by Ince (Pty) Ltd

Instructions on signing and lodging the form of proxy

Please read the notes below:

1. A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend, speak and vote in their stead. A proxy need not be a member of the company.

2. You may insert the name of any person(s) whom you wish to appoint as your proxy in the blank space(s) provided for that purpose.

   The person whose name appears first on the proxy form and who is present at the annual general meeting will be entitled to act as proxy to the exclusion of those whose names follow.

3. A deletion of any printed matter and the completion of any blank spaces need not be signed or initialled. Any alteration must be signed, not initialled.

4. When there are joint holders of shares, the vote of the senior joint holder who tenders a vote, as determined by the order in which the names stand in the register of members, will be accepted. All joint holders, where applicable, must sign form(s) of proxy.

5. The completion and lodging of this form of proxy will not preclude the member who grants this proxy from attending the meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof should such member wish to do so.

6. If the form of proxy is signed under the authority of a power of attorney or on behalf of a company or any other juristic person, then it must be accompanied by such power of attorney or a certified copy of the relevant enabling resolution or other authority of such company or other juristic person, unless proof of such authority has been recorded by the company.

7. If the signatory does not indicate in the appropriate place on the face hereof how he or she wishes to vote in respect of the resolution, his or her proxy shall be entitled to vote as he or she deems fit in respect of that resolution.

8. Every member present in person or represented by proxy and entitled to vote shall, on a show of hands, have only one vote and upon a poll every member shall have one vote for every ordinary share held.

9. The chairman of the meeting may, in his absolute discretion, reject any form of proxy which is completed other than in accordance with these instructions.

10. Forms of proxy, powers of attorney or any other authority appointing a proxy shall be deposited at the company's registered office, 56 Main Street, Johannesburg (or posted to PO Box 62379, Marshalltown, 2107), or at either of the transfer secretaries: Computershare Limited, 70 Marshall Street, Johannesburg (or be posted to PO Box 61051, Marshalltown, 2107), or Capita Registrars, 34 Beckenham Road, Beckenham, Kent, England BR3 4TU, so as to be received not later than 11:00 two business days preceding the meeting or adjourned meeting.

11. Dematerialised members who have **not selected own name registration** and who wish to attend the annual general meeting or be represented by proxy must timeously contact their Central Securities Depository Participants ("CSDP") or broker who will furnish them with the necessary authority in terms of the custody agreement entered into between the dematerialised member and the CSDP or broker.

To our shareholders

Are you bothered by holding odd lots in Avgold Limited? Here is a cheap solution: STRATE charity shares.

STRATE is to lend its full support to an initiative aimed at raising funds for deserving causes. The company supports the initiative as there are many shareholders with small parcels of shares which are frequently uneconomic, and the huge transaction will make it impossible or financially unrewarding to sell the small shareholdings. Following the introduction of STRATE, these holdings cannot be sold until they have been converted to electronic records of ownership. Once dematerialised, the costs involved plus brokerage expenses can together exceed the market value of the shares.

In terms of the STRATE charity shares initiative, investors may donate their holdings, whether or not they have been converted to an electronic record of ownership. Investors donating shares will be invited to choose from a list the charitable group they would like to see benefit from the scheme. To encourage participation, the South African Revenue Service has advised that the value of any shares donated may be deducted from taxable income, as the scheme is registered under Section 18A of the Income Tax Act.

For further details, queries and/or donations, please contact the STRATE charity shares toll free help line on 0800 202 363 or +27 11 506 4713.

Avgold Preferred Service

FOR CERTIFICATED SHAREHOLDERS ONLY (who have not yet dematerialised their shares)

Based on our records your name appears on the Avgold Limited mailing list. To receive periodic financial documentation and the annual report in a manner that is most convenient, timeous and cost effective, kindly complete the questionnaire below and either post, fax or e-mail the completed return to the following address:

E-MAIL:
Please refer to our website www.avgold.co.za to register and reply on line.

BY POST:
For South African shareholders only.
Computershare Limited
Investor Services Division
PO Box 61051, Marshalltown, 2107

United Kingdom, Europe and overseas shareholders only
St James's Corporate Services Limited
6 St James's Place
London
England SW1A 1NP

BY FAX:

For South African shareholders fax to: +27 11 688 7721

For United Kingdom, Europe and overseas shareholders fax to: +44 20 8539 2342

Tear along perforation for faxing and posting purposes

Avgold Limited – Mailing list:

Name				
Holder ID				
Number of shares held				
e-mail address				
Postal address				
Do you wish to continue receiving Avgold printed documentation?	☐	Yes	☐	No
Are you prepared to receive this documentation electronically only?	☐	Yes	☐	No
Any other comments?				

AVGOLD
AVGOLD LIMITED

www.avgold.co.za